Table of Contents

Filed pursuant to rule 253(g)(2)

File Number: 024-11397

OFFERING CIRCULAR DATED FEBRUARY 22, 2021

RYSE INC.

20 Camden St.

Toronto, Ontario

M5V 1V1,

www.helloryse.com

UP TO 2,104,718 CLASS B COMMON SHARES

SEE “SECURITIES BEING OFFERED” AT PAGE 34

MINIMUM INVESTMENT: $499.10 (70 Shares)

We are offering a maximum of 2,104,718 Class B Common Shares (the “Maximum Amount”) on a “best efforts” basis.

Common Shares	Price to Public	Placement Agent Discounts and Commissions*	Proceeds to Issuer Before Expenses
Per share **	$7.13	$0.0713	$7.0587
Total maximum	$15,756,639.30	$150,067	$14,856,572.30

* The company has engaged Rialto Markets LLC (“Rialto”) to act as a placement agent for this offering and to perform certain administrative and technology-related functions as set forth in “Plan of Distribution.” The company will pay a cash commission of 1% to Rialto on sales of the Class B Common Shares. The company may pay a cash commission of a 6% to Rialto on sales of up to $5,000,000 in Class B Common Shares sold solely due to Rialto’s direct selling efforts up to an amount not exceeding $300,000. The company will also pay a $2,750 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by Rialto. Any unused portion of this fee not actually incurred by Rialto will be returned to the company. FINRA fees will be paid by the company. This does not include processing fees paid directly to the Rialto Platform by investors.

** This does not include a flat processing fee of $25 per transaction that investors will pay directly to the Rialto Platform regardless of the size of their investment. This fee will be refunded in the event the company does not raise any funds in this offering. See “Plan of Distribution” for additional discussion of this processing fee. Assuming the offering is fully-subscribed and all investors invest only the minimum investment amount, investors would pay the Rialto Platform total processing fees of $750,000. This amount is included in the Total Maximum offering amount since it counts towards the rolling 12-month maximum offering amount that the company is permitted to raise under Regulation A. However, it is not included in Proceeds to Issuer Before Expenses.

The company expects that the amount of expenses of the offering that it will pay will be approximately $1,750,000, not including commissions or state filing fees.

The offering is being conducted on a best-efforts basis without any minimum target. Because there is no minimum target, the company may close on any amounts invested, even if those amounts are insufficient for the intended use of proceeds, or do not cover the costs of this offering. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by the company in its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the company will file a post-qualification amendment to include the company’s recent financial statements.

Class B Common Shares are non-voting and therefore holders will not vote on all matters submitted to a vote of the shareholders. To the extent that holders of Class B Common Shares are granted voting rights by statute, investors in this offering will become parties to a voting trust agreement under which they will grant a proxy to the company’s Founder to vote their shares on all such matters put to a vote of the shareholders. The company’s Founder owns 62.13% of all issued Class A Common Shares, which are entitled to one vote per share on all matters submitted to a vote of shareholders. The Founder and all other current holders of Class A Common Shares are parties to a voting trust agreement in which the other holders granted a proxy to the Founder to vote their shares. Therefore, the company’s Founder holds 100% of the voting power of the company and will continue to be able to exercise all of the voting power of the company’s equity stock at the conclusion of this offering and therefore control the board.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 4.

Sales of these securities will commence on approximately on February 24, 2021.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “RYSE,” “we,” “us,” “our,” or “the company” refers to Axis Labs Inc., which changed its legal name to RYSE Inc. on August 28, 2020, and its consolidated subsidiaries; “CDN$” refers to Canadian Dollars; and “$” refers to US Dollars. “$1 = CDN$1.33, calculated as the average monthly rate between July 1, 2020, August 1, 2020, and September 1, 2020, stated by the Bank of Canada, unless otherwise indicated in the document.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

•	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),
•	semiannual reports (including disclosure primarily relating to the issuer’s unaudited interim financial statements and MD&A) and
•	current reports for certain material events.

i

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);
•	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);
•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
•	may present only two years of audited financial statements and only two years of related MD&A; and
•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

ii

SUMMARY

Company Overview

RYSE Inc. (“RYSE) is an “internet-of-things” (“IoT”) technology startup that creates devices to motorize and automate window coverings, servicing the residential and commercial markets. RYSE intends to re-invent the concept of window blinds and shades motorization, by creating a suite of retrofit and after-market devices that will enable the automation of existing installed window coverings. The company is developing automation features in which their devices intelligently respond to sensors and weather data, controlling the window shades position to reduce energy use by lowering cooling loads or artificial lighting loads. RYSE has generated over $4 million in direct-to-consumer online (lifetime) sales, having shipped over 25,000 devices to-date.

RYSE Inc. was incorporated on May 6, 2009 in Ontario, Canada as ETAPA Window Fashions and began operations on January 1, 2015. The company changed its legal name to Axis Labs Inc. on January 15, 2016 and to RYSE Inc. on August 28, 2020. The company has a Delaware subsidiary AXIS Labs USA Inc., which is a ‘flow-through’ entity, where a transfer price agreement has been established in which all funds are flowed to the Canadian parent, and the US subsidiary acts as an ‘agent’ for the Canadian parent, for US related business matters.

Our Products

Our flagship products, the AXIS Gear (first-generation) and RYSE SmartShades (second-generation), are installed on the window frame to control existing beaded chains or cord loops of a window shade, in order to motorize them. Once installed, users can control their shades via a variety of manners, including using our mobile app where they can create schedules, control their shades directly on-the-device via its buttons, or connecting the device to smart home and building automation platforms, including Google Home, Amazon Alexa, and Apple HomeKit.

RYSE Smart Shades will leverage sensors and weather data to automate the window shade position throughout the day, intelligently balancing occupant comfort and energy savings. In 2019, RYSE received a CDN$3.85 million government cleantech grant to begin developing its hardware and software technology for the commercial real estate industry, designing automation algorithms to manage solar heat gain and indoor lighting, with the goal to reduce greenhouse gas emissions.

Our Mission

Our mission at RYSE is to enhance your space, with smart and simple technology – focusing on both providing greater comfort and greater energy savings. We have the vision to put RYSE on every window covering. We want consumers to think of ‘RYSE’ when they think of smart blinds or smart shades.

1

The Offering

Securities offered	Up to a maximum of 2,104,718 Class B Common Shares

Class A Common Shares outstanding before the offering**	3,380,260 shares

Options/Warrants to purchase Class A Common Shares outstanding	302,097 shares

Class A Common Shares outstanding after the offering*	3,486,678 shares

Class B Common Shares outstanding	0 shares

Options/Warrants to purchase Class B Common Shares outstanding	441,176

Class B Common Shares outstanding after the offering (assuming a fully-subscribed offering)***	2,364,831 shares

Use of proceeds

The net proceeds of this offering will be used primarily to cover development costs related to the RYSE SmartShades and related manufacturing, marketing and business development expenses. If the company raises more than $8 million in net proceeds in this offering, any proceeds over that amount will be used to buy back Common Shares from existing stock and option holders after the offering has terminated. See “Use of Proceeds to Issuer.”

* Assumes the company raises more than CDN$2,000,000 in this offering, triggering the conversion of CDN$414,775 in principal amount of outstanding convertible securities, plus interest, into 106,418 Class A Common Shares.

** Does not include shares issuable to holders upon exercise of fully-vested options nor shares issuable upon conversion of outstanding convertible securities.

***Assumes the company raises more than CDN$2,000,000 in this offering, triggering conversion of CDN$634,800 in principal amount of outstanding convertible securities, plus interest, into 260,113 Class B Common Shares. Does not include shares that the company may buy back after the offering has terminated nor Class B Common Shares issuable upon exercise of options granted under the Incentive Stock Option Plan.

2

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	The company’s auditor has issued a “going concern” opinion.
•	We are an early stage company and have generated no profits to date.
•	RYSE depends on component and product manufacturing and logistical services provided by outsourcing partners, many of whom are located outside of the U.S.
•	RYSE competes in a highly competitive market against businesses that are more established.
•	To remain competitive and stimulate customer demand, RYSE must successfully manage frequent product introductions, improvements and transitions.
•	If we are unable to properly forecast future demand of our products, our production levels may not meet demands, which could negatively impact our operating results.
•	Internal system or service failures, including as a result of cyber or other security incidents, could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation, our business, financial condition, results of operations and cash flows. Our connected products potentially expose our business to cybersecurity threats.
•	Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm.
•	We cannot assure you that we will effectively manage our growth.
•	The loss of one or more of RYSE’s key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
•	We expect to raise additional capital through equity offerings and to provide our employees with equity incentives. Therefore, your ownership interest in RYSE is likely to continue to be diluted.
•	As a growing company, we have to develop effective financial and operational processes and controls.
•	Voting control is in the hands of the CEO.
•	Investors will have no ability to impact or otherwise influence corporate decisions of the company
•	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

3

RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the risks discussed in this section.

Risks related to our business and products

The company’s auditor has issued a “going concern” opinion.

The company’s auditor has issued a “going concern” opinion on its financial statements, which means the company may not be able to succeed as a business without additional financing. As of December 31, 2019, the date of its financial statements, the company is not close to profitability. The audit report states that the company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities and/or to raise additional capital to fund its operations. The company’s failure to raise additional short-term capital could have a negative impact on not only their financial condition but also their ability to remain in business.

We are an early stage company and have not yet generated any profits.

The company is in the development stages of its second generation product, and therefore has a limited history upon which an evaluation of its performance and future prospects can be made. Our business activity to date was devoted to raising capital, building and marketing our first product and devising and planning for our second generation product. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing and usage patterns of customers and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. RYSE incurred a net loss of CDN$1,917,007 in 2019 and a net loss of CDN$4,352,326 in 2018. There is no assurance that we will ever become profitable or generate sufficient revenues to pay dividends to the holders of the shares.

RYSE depends on component and product manufacturing and logistical services provided by outsourcing partners, many of whom are located outside of the U.S.

Substantially all of RYSE’s manufacturing is performed in whole or in part by a few outsourcing partners located primarily in Asia. While these arrangements may lower operating costs, they also reduce the company’s direct control over production and distribution. It is uncertain what effect such diminished control will have on the quality or quantity of products or services, or RYSE’s flexibility to respond to changing conditions. We may experience operational difficulties with our manufacturing partners, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our partners may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, health epidemics, or other problems. For example, the outbreak of coronavirus (COVID-19), or the COVID-19 outbreak, widely and negatively impacted supply chains in China in early 2020. We may be unable to pass potential cost increases to our customers. We may have disputes with our contract manufacturers, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us, which may cause harm to the company and its finances.

4

Although arrangements with these partners may contain provisions for warranty expense reimbursement, RYSE may remain responsible to the consumer for warranty service in the event of product defects and could experience an unanticipated product defect or warranty liability.

RYSE competes in a highly competitive market against businesses that are more established.

All of the markets into which RYSE’s products are and will be sold are extremely competitive. The consumer product business is extremely competitive as is the “internet-of-things” market.

RYSE expects competition to emerge both from existing and new companies. The company believes that its ability to compete depends on many factors, some of which are beyond its control, including:

•         Market acceptance of RYSE’s products by retailers and consumers;

•         RYSE’s ability to attract and retain employees, quality suppliers and quality distributors;

•         Adequate capital resources; and

•         The effectiveness of RYSE’s advertising and marketing efforts, including the ability to retain a powerful brand identity.

Many of our competitors have longer operating histories and significantly greater financial, technical, distribution, marketing and sales resources than does RYSE. Many have established products recognized in the consumer marketplace. RYSE cannot assure you that it will be able to compete successfully against these or emerging competitors.

To remain competitive and stimulate customer demand, RYSE must successfully manage frequent product introductions, improvements and transitions.

Due to the competitive nature of the industries in which RYSE competes, the company must continually update its products, introduce new products and technologies, enhance existing products, and effectively stimulate customer demand for new and upgraded products. The success of new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, RYSE’s ability to manage the risks associated with new product production ramp-up issues, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. Accordingly, RYSE cannot determine in advance the ultimate effect of product updates, new product introductions and transitions.

The size and future growth in the market for our RYSE SmartShades under development has not been established with precision and may be smaller than we estimate, possibly materially. If our estimates and projections overestimate the size of this market, our sales growth may be adversely affected.

Our estimates of the size and future growth in the market for our products and application technology under development is based on a number of internal studies, reports and estimates. In addition, our internal estimates are based in large part on current feedback from clients using current generation technology and our belief is that the use and implementation in the United States and, eventually, worldwide will be extensive. While we believe we are using effective tools in estimating the total market for our product, these estimates may not be correct and the conditions supporting our estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. The actual demand for our products or competitive products, could differ materially from our projections if our assumptions are incorrect. As a result, our estimates of the size and future growth in the market for AXIS Gear, RYSE SmartShades or any future products may prove to be incorrect. If the demand is smaller than we have estimated, it may impair our projected sales growth and have an adverse impact on our business.

5

If we are unable to properly forecast future demand of our products, our production levels may not meet demands, which could negatively impact our operating results.

Our ability to manage our inventory levels to meet our customer's demand for our products is important for our business. Our production levels and inventory management are based on demand estimates six to twelve months forward taking into account supply lead times, production capacity, timing of shipments, and dealer inventory levels. If we overestimate or underestimate demand for any of our products during a given season, we may not maintain appropriate inventory levels, which could negatively impact our net sales or working capital, hinder our ability to meet customer demand, or cause us to incur excess and obsolete inventory charges.

We have existing patents that we might not be able to protect properly.

One of the company's most valuable assets is its intellectual property. The company has 5 patents that have so far been granted in the United States. Going forward, we may submit further patent and other intellectual property filings including trademarks, copyrights, Internet domain names, and trade secrets. The company has not so far engaged in litigation when some of our competitors have attempted to misappropriate or violate intellectual property rights owned by the company since so far such attempts have not had a material impact on our operations. Should such violations increase in nature or frequency, we will protect our intellectual property portfolio from such violations, within the constraints of our available resources. It is important to note that unforeseeable costs associated with such practices may consume a significant portion of our capital, which could negatively affect our research and development efforts and our business, in general.

Demand for our product may be affected by new entrants who copy our products and/or infringe on our intellectual property.

The ability to protect and enforce intellectual property rights varies across jurisdictions. An inability to preserve our intellectual property rights may adversely affect our financial performance. Competitors and others may also initiate litigation to challenge the validity of our intellectual property or allege that we infringe their intellectual property. We may be required to pay substantial damages if it is determined our products infringe on their intellectual property. We may also be required to develop an alternative, non-infringing product that could be costly and time-consuming, or acquire a license on terms that are not favorable to us. Protecting or defending against such claims could significantly increase our costs, divert management’s time and attention away from other business matters, and otherwise adversely affect our results of operations and financial condition.

Internal system or service failures, including as a result of cyber or other security incidents, could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation, our business, financial condition, results of operations and cash flows. Our connected products potentially expose our business to cybersecurity threats.

The AXIS Gear and RYSE SmartShade are connected products and potentially expose our business to cybersecurity threats. As a result, we could be subject to systems, service or product failures, natural disasters, power shortages or terrorist attacks, but also from exposure to cyber or other security threats. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our systems to sophisticated and targeted measures known as advanced persistent threats directed at our products, our customers and/or our third-party service providers, including cloud providers. There has been an increase in the frequency and sophistication of cyber and other security threats we face, and our customers are increasingly requiring cyber and other security protections and standards in our products, and we may incur additional costs to comply with such demands.

The potential consequences of a material cyber or other security incident include financial loss, reputational damage, negative media coverage, litigation with third parties, which in turn could adversely affect our competitiveness, business, financial condition, results of operations and cash flows.

6

Changes in tariffs, import or export restrictions, Chinese regulations or other trade barriers may reduce gross margins.

We currently manufacture our products in China, including sourcing all components for our products there. We may incur increases in costs due to changes in tariffs, import or export restrictions, other trade barriers, or unexpected changes in regulatory requirements, any of which could reduce our gross margins. Moreover, volatile economic conditions may impact the ability of our manufacturers to make timely deliveries; and in the event that a supplier fails to make a delivery, there is no guarantee that we will be able to timely locate an alternative manufacturer of comparable quality at an acceptable price. Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. It is difficult to anticipate the impact on our business caused by the proposed tariffs or whether the proposed changes in tariffs will materialize in the future. Given the relatively fluid regulatory environment in China and the United States, there could be additional tax, tariffs or other regulatory changes in the future. Any such changes could directly and materially adversely impact our business, financial condition, and operating results.

There is a risk of failure based on the wireless transmission of data used by our smartphone platform, which could result in failure of users to adopt the platform.

If there is instability in a wireless network, Bluetooth module, or other network problems that are out of our control, our new platform may not be well received. Our smartphone platform relies on the wireless transmission of data through Wi-Fi networks and Bluetooth module. These networks are often deemed less secure than a hard-wired network. The security of a wireless network is often out of our control. However, any breach of security could result in the market and sensor device manufacturers to fail to embrace our platform

Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm.

We may at times collect, store and transmit information of, or on behalf of, our clients that may include certain types of confidential information that may be considered personal or sensitive, and that are subject to laws that apply to data breaches. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts to protect this information, including through a cyber-attack that circumvents existing security measures and compromises the data that we store. If such unauthorized disclosure or access does occur, we may be required to notify persons whose information was disclosed or accessed. Most states have enacted data breach notification laws and, in addition to federal laws that apply to certain types of information, such as financial information, federal legislation has been proposed that would establish broader federal obligations with respect to data breaches. We may also be subject to claims of breach of contract for such unauthorized disclosure or access, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed. The unauthorized disclosure of information, or a cyber-security incident involving data that we store, may result in the termination of one or more of our commercial relationships or a reduction in client confidence and usage of our services. We may also be subject to litigation alleging the improper use, transmission or storage of confidential information, which could damage our reputation among our current and potential clients and cause us to lose business and revenue.

We currently have commercial liability insurance that provides us with protection against certain product liability claims associated with the production, marketing and sale of our products, and/or the expense of defending against claims of product liability. Should such insurance not sufficiently protect us, our assets could be materially depleted and we could be subject to negative publicity which could impair our reputation.

The production, marketing and sale of digital products have inherent risks of liability in the event of product failure or claim of harm caused by product operation. Furthermore, even meritless claims of product liability may be costly to defend against. We have commercial liability insurance up to CDN$2,000,000, which would cover some of these claims and it is our management’s position that our products do not carry substantial product liability risk. However, if our insurance proves to be insufficient, claims against us could generate negative publicity, which could impair our reputation and adversely affect the demand for our products, our ability to generate sales and our profitability. It is also possible that we could face liability in a products liability lawsuit for manufacturing defects or defective design, which may not be covered.

7

We cannot assure you that we will effectively manage our growth.

RYSE’s employee headcount and the scope and complexity of our business will increase significantly and we expect headcount growth to continue for the foreseeable future. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing multiple relations with users, distributors, vendors, and other third parties. In the event of continued growth of the company’s operations or in the number of our third-party relationships, our information technology systems or internal controls and procedures may not be adequate to support our operations. We must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and have to implement more complex organizational management structures, we may find it increasingly difficult to maintain adequate oversight. This could negatively affect our business performance.

An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

The loss of one or more of RYSE’s key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

RYSE currently depends on the continued services and performance of key members of its management team. The loss of key personnel could disrupt our operations and have an adverse effect on our business. Our CEO is instrumental to our current operations and, should he no longer be able to perform his duties, we cannot guarantee that we would be able to find and hire a new CEO and management in a timely manner. As we continue to grow, we cannot guarantee that we will continue to attract the personnel the company needs to maintain its competitive position. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing key personnel, we may be unable to grow effectively.

Our costs may grow more quickly than our revenues, harming our business and profitability.

RYSE’s efforts to attract competent personnel and the costs of marketing and increasing the sales of our product will require significant resources. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, RYSE may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

As a growing company, we have to develop effective financial and operational processes and controls.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out with the support of third party professional services firms. At December 31, 2019, we identified a material weakness in our internal controls over financial reporting, as we did not have sufficient accounting resources with relevant technical accounting skills to address certain complex matters in our financial statements. In addition, we did not sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s financial reporting. This weakness will be addressed in 2021. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

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We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

While cancellation of existing client contracts due to pandemic-related financial hardship has not occurred to date, some negotiations for expected contracts were delayed or frozen for an indeterminate time, which has had and is expected to have a material effect on the company’s forecasted revenues.

Risks related to the offering

We expect to raise additional capital through equity offerings and to provide our employees with equity incentives. Therefore, your ownership interest in RYSE is likely to continue to be diluted.

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the company will possibly need to raise more funds in the future, and if it can’t get them, we may fail. The company may offer additional shares of its common stock and/or other classes of equity or debt that convert into shares of common stock, any of which offerings would dilute the ownership percentage of investors in this offering. See “Dilution.”

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Voting control is in the hands of the company’s founder.

The Class B Common Shares are non-voting securities. Voting control is concentrated in the hands of the company’s founder, Trung Pham (the “Founder”), who owns more than 62% of the voting Class A Common Shares and holds a proxy to vote the Class A Common Shares that he does not own. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, expanding any employee equity or option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring shareholder approval. See “Securities Being Offered”. The Founder will make all major decisions regarding the company. As a minority shareholder, you will not have a say in these decisions.

Investors will have no ability to impact or otherwise influence corporate decisions of the company.

Along with the subscription agreement that investors will execute in connection with this offering, investors will be required to become parties to a voting trust agreement and shareholders agreement, which have been filed as exhibits to the Offering Statement of which this Offering Circular forms a part. The Voting Trust Agreement grants to the company’s founder an irrevocable right to vote their Class B Common Shares (as such shares may be converted, exchanged, changed, reclassified, redesignated, subdivided or consolidated) on all matters that are put to a vote of the shareholders. Furthermore, transferees of the investors party to the subscription agreement must agree to be bound by the terms of the voting trust agreement. For more information, see “Securities Being Offered – Class B Common Shares – Voting Rights; Voting Trust Agreement.” See also, “Securities Being Offered – Class B Common Shares –Shareholders Agreement.”

RYSE expects to continue to raise additional capital through equity offerings and to incent its employees with equity incentives. Therefore, your ownership interest in RYSE is likely to continue to be diluted.

RYSE may offer shares of its Class A Common Shares, Class B Common Shares, preferred shares and/or other classes of equity or debt that convert into shares of Class B Common Shares, any of which offerings would dilute the ownership percentage represented by any shares of Class B Common Shares purchased by you.

There is no current market for any of our common shares.

There is no formal marketplace for the resale of our Class B Common Shares. Shares may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for the foreseeable future.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

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Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

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DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders, early employees, or investors from prior financings, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

The following table compares the price that new investors are paying for their Class B Common Shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options and outstanding convertible notes and assuming that the shares are sold at $7.13 per share. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the Commission requires. The share numbers and amounts in this table assume conversion of all of the company’s convertible securities into Common Shares and conversion of all issued options into Common Shares at weighted average exercise price. The dilution disclosures contained in this section are based upon the instruments issued and outstanding as of June 30, 2020.

Dilution Table

	Dates Issued	Issued Shares	Potential Shares	Total Issued & Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Shares	2009	2,100,000	–	2,100,000	$0.0001	(1)
Class A Common Shares	2014-2015	450,000	–	450,000	$0.9360	(2)
Outstanding Stock Options	2014-2019	–	441,176	441,176	$0.7519	(3)
Class A Common Shares	2018	70,000	–	70,000	$0.0008	(4)
Class A Common Shares	2018-2019	760,260	–	760,260	$3.4263	(5)
Convertible Notes	2017	–	76,231	76,231	$1.2105	(6)
Convertible Notes	2017-2018	–	126,422	126,422	$2.1805	(7)
Convertible Notes	2019	–	135,133	135,133	$2.9098	(8)
Convertible Notes	2019	–	28,745	28,745	$4.8496	(9)
Warrants	2018-2019	–	302,097	302,097	$2.8571	(10)
Total Common Share Equivalents		3,380,260	1,109,804	4,490,064	–
Investors in this offering, assuming $15,000,000 raised		–	2,104,718	2,104,718	$7.13	(11)
Total after inclusion of this offering		3,380,260	3,214,522	6,594,782	–

(1)	Class A Common Shares issued for $0.0001 per share (equal to CDN$0.0001 per share) to Founder, for 2,100,000 shares. The share price is presented on the date of closing at the exchange rate on May 6, 2009 of CDN$1.1760 for every $1.00.

(2)	Class A Common Shares issued for $0.9360 per share (equal to CDN$1.00 per share) in a private placement, for 450,000 shares. The share price is presented on the date of first closing at the exchange rate on July 7, 2014 of CDN$1.0684 for every $1.00.

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(3)	Assumes exercise of all outstanding issued options. Stock option strike price is $0.7519 per Class B Common Share (equal to CDN$1.00 per share). The strike price is presented at the exchange rate fixed in this offering of CDN$1.33 for every $1.00.

(4)	Class A Common Shares issued for the exercise of warrants with a strike price of $0.0008 per share (equal to CDN$0.001 per share), for 70,000 shares. The share price is presented at the exchange rate on June 18, 2018 of CDN$1.3311 for every $1.00.

(5)	The company issued convertible securities in 2015 through 2019, which were converted into 760,260 Class A Common Shares in 2018 and 2019, for a weighted-average share price of $3.4263 per share (equal to CDN$4.5568 per share). The share price is presented on the date of note conversion into equity, at the average exchange rate on June 20, 2018, September 23, 2019, and December 7, 2019 of CDN$1.3299 for every $1.00.

(6)	In 2017, the company issued a convertible note for total proceeds of CDN$100,000. The note accrues 7% simple interest and has a valuation cap of $5,000,000. Assuming at least CDN$2,000,000 is raised in this offering, the terms of this offering would trigger conversion of the note into a total of 76,231 Class B Common Shares, assuming interest is accrued through December 31, 2020. The convertible note matures 4 years from the date of issuance.

(7)	In 2017 through 2018, the company issued several series of convertible notes for total proceeds of CDN$305,000. The notes accrue 7% simple interest and have a valuation cap of $9,000,000. Assuming at least CDN$2,000,000 is raised in this offering, the terms of this offering would trigger conversion of the notes into a total of 126,422 Class A Common Shares, assuming interest is accrued through December 31, 2020. The convertible notes mature between 3 and 4 years from the date of issuance.

(8)	In 2019, the company issued several series of convertible notes for total proceeds of CDN$478,075 . The notes accrue 7% simple interest and have a valuation cap of $12,000,000. Assuming at least CDN$2,000,000 is raised in this offering, the terms of this offering would trigger conversion of CDN$314,775 of notes into a total of 89,206 Class A Common Shares and CDN$163,300 of notes into a total of 45,927 Class B Common Shares, assuming interest is accrued through December 31, 2020. The convertible notes mature 2 years from the date of issuance.

(9)	In 2019, the company issued several series of convertible notes for total proceeds of $165,000. The notes accrue 7% simple interest and have a valuation cap of $20,000,000. Assuming at least CDN$2,000,000 is raised in this offering, the terms of this offering would trigger conversion of CDN$100,000 of notes into a total of 17,212 Class A Common Shares and CDN$65,000 of notes into a total of 11,533 Class B Common Shares, assuming interest is accrued through December 31, 2020. The convertible notes mature 2 years from the date of issuance.

(10)	In 2018 through 2019, the company issued several warrants with a weighted-average strike price of $2.8571 (equal to CDN$3.80 per share), with maturity dates that ranged from 5 to 10 years. The strike price is presented at the exchange rate fixed in this offering of CDN$1.33 for every USD$1.00

(11)	Assumes this offering is fully-subscribed.

Upon completion of this offering, in the event all of the Class B Common Shares are sold, the net tangible book value of the 2,104,718 Class B Common Shares will be $4,146,294, or approximately $1.97 per share. The net tangible book value of the Class A Common Shares held by our existing shareholders will be increased by $10,853,706 without any additional investment on their part. Investors in the offering will incur an immediate dilution of $5.16 per share.

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After completion of this offering, if 2,104,718 Class B Common Shares are sold, investors in this offering will own 31.91% of the total number of Common Shares then outstanding, and 75.01% of the total Class B Common Shares, for which they will have made a cash investment of $15 million, or $7.13 per share.

In the event all Class B Common Shares are not sold upon completion of this offering, the following table details the range of possible outcomes from the offering assuming the sale of 100%, 75%, 50% and 25% of the available shares.

Funding Level	100% of Shares Sold	75% of Shares Sold	50% of Shares Sold	25% of Shares Sold
Offering Price	$7.13	$7.13	$7.13	$7.13
Net tangible book value per Common Share before the offering	$(1.24)	$(1.24)	$(1.24)	$(1.24)
Pro forma net tangible book value per Common Share	$1.97	$1.42	$0.75	$(0.11)
Dilution to investors in this offering	$5.16	$5.71	$6.38	$7.24
Dilution as a percentage of the offering price	72.4%	80.0%	89.5%	102%

In the last year, the officers, directors and affiliated persons have not purchased any Common Shares in the company.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

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This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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USE OF PROCEEDS TO ISSUER

The net proceeds of a fully subscribed offering to the issuer will be approximately 12,725,000, after deducting the estimated offering expenses of approximately $2,275,000.

The following table sets forth the company’s planned use of the net proceeds under various funding scenarios:

	25% of Maximum Offering Amount	50% of Maximum Offering Amount	75% of Maximum Offering Amount	Maximum Offering Amount
Gross Offering Proceeds	$3,750,000	$7,500,000	$11,250,000	$15,000,000
Less:
Estimated Offering Expenses	$666,250	$1,202,500	$1,738,750	$2,275,000
Estimated Net Offering Proceeds	$3,083,750	$6,297,500	$9,511,250	$12,725,000

Principal Uses of Net Proceeds
Sales and Marketing	$350,000	$950,000	$1,200,000	$1,200,000
Product development	$250,000	$650,000	$800,000	$800,000
Manufacturing and Shipping	$250,000	$650,000	$800,000	$800,000
Legal and Accounting	$150,000	$300,000	$400,000	$400,000
Wages and Salaries*	$2,000,000	$3,500,000	$4,000,000	$4,000,000
Miscellaneous & Contingency	$83,750	$247,000	$800,000	$800,000

Total Use of Proceeds	$3,083,750	$6,297,500	$8,000,000	$8,000,000

Share Buy Back	$0	$0	$1,511,250	$3,629,810
Working Capital	$0	$0	$0	$1,095,190

* Approximately 15% of net proceeds allocated to Wages and Salaries will be used to compensate executive officers.

Because the offering is a “best efforts” offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

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If the company raises 75% or more of the Maximum Offering Amount, it will spend a certain percentage of its net proceeds to buy back shares from certain shareholders after termination of the offering and completion of all closings. If the company receives net proceeds in excess of $8 million, it intends to purchase shares of existing shareholders at the same price in this offering ($7.13). If the company does not receive net proceeds in excess of $8 million, the company will not use any of the net proceeds to buy back any shares from existing shareholders. Assuming this offering is fully subscribed, the company expects to purchase $3,629,810 worth of shares from existing investors, including the CEO; if less than this amount is raised, the company will have full discretion to decide as to the number of shares and shareholders to buy back shares from.

Share Buy-Back
	Current holdings	Available for repurchase	Value ($CDN)	Value ($USD)
Trung Pham	2,100,000	200,000	$1,895,741	$1,425,369
Mai Tuyet Nguyen	40,049	40,049	379,613	285,423
Lynda Le	200,000	100,000	947,871	712,685
Robert Dinh	20,000	20,000	189,574	142,537
Tung Huu Le	50,000	50,000	473,935	356,342
Manu Menon	147,059	36,765	348,482	262,017
Marc Bishara	117,648	29,412	278,788	209,615
Alan Cheng	88,236	22,059	209,091	157,211
Matthew Vultaggio	14,709	3,677	34,856	26,207
Clifton Pereira	29,412	7,353	69,697	52,404
	2,807,113	509,315	$4,827,647	$3,629,810

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

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THE COMPANY’S BUSINESS

Overview

RYSE (formerly AXIS Labs) is an “internet-of-things” (IoT) technology startup that creates devices to motorize and automate window coverings, servicing the residential and commercial markets via busines-to-consumer (“B2C”) and business-to-business (“B2B”) sales channels. Our flagship devices, AXIS Gear and RYSE SmartShades, are installed on the window frame to control existing beaded chains or cord loops of a window shade, in order to motorize them. Once installed, users can control their shades via a variety of manners, including using our mobile app where they can create schedules, the on-device buttons, or smart home and building automation platforms, including Google Home, Amazon Alexa, and Apple HomeKit.

RYSE is re-inventing the concept of window blinds and shades motorization, by creating a suite of retrofit and after-market devices that will enable the automation of existing installed window coverings. The company focuses on developing automation features that intelligently respond to sensors and weather data, in order to set the window shades position to reduce energy and overall greenhouse gas (“GHG”) emissions in the atmosphere. By providing a low cost retrofit solution, RYSE aims to make shade automation more affordable and accessible for home and building owners. Our solutions are expected to provide attractive payback periods from energy savings via shade automation, with the potential to reduce up to 20% in cooling loads and 24% in artificial lighting loads.

Traction

RYSE has generated over $4 million in lifetime revenues, having shipped over 25,000 devices to-date (as of June 30, 2020). Sales have been entirely generated online via direct-to-consumer sales. The company has considerable experience with New Product Introduction and manufacturing in China, ensuring robust quality control measures are implemented. Our innovation in the smart shade space has resulted in 5 patents granted by the United States Patent and Trademark Office (“USPTO”), with 3 additional patents pending. Our patents are also pending in Canada, EU, and China via the Patent Cooperation Treaty filing. RYSE recently launched its second-generation device, the RYSE SmartShade on product crowdfunding website Kickstarter.com, receiving $176,142 in pledges (pre-orders).

The company has raised over $3.5 million in funding through angel investors and VCs, in the form of direct equity investments or convertible notes. Notable investors include VC firms GoodNews Ventures, and OPN, as well as angel investor Shawn Doughtery, who co-founded smartphone accessories and battery case maker Mophie, which sold to Zagg for $100 million. Founder and CEO, Trung Pham, also appeared and pitched on the television show Dragons Den, which is the Canadian version of the show Shark Tank, under the previous company name, AXIS – this can be viewed on Netflix (Season 13, Episode 6).

In 2019, the company was awarded a CDN$3.67 million federal cleantech grant, and an additional CDN$183,000 bonus funding in 2020, for a total of CDN$3.86 million from Sustainable Development Technology Canada (“SDTC”). The funding for the initial award is disbursed over the course of 3 years and 4 milestones, while the bonus funding was immediately disbursed. The grant funding is to be used for the development the RYSE SmartShade, piloting the device and its associated software into 2 commercial office spaces and 1 hotel. The goal of this pilot is to measure the energy savings provided by shade automation as a proof-of-concept, with the goal to subsequently scale our technology into other commercial buildings worldwide. Our pilot partners include QuadReal Property Group ($44 billion global real estate investment, operating and development company), the ANNEX Hotel (Toronto, Ontario), and Eureka Park Co-Working (owned and operated by ERGO Properties, a global real estate development and management company).

Subsidiaries

The company has a Delaware subsidiary AXIS Labs USA Inc., which is a ‘flow-through’ entity, where a transfer price agreement has been established in which all funds are flowed to the Canadian parent, and the US subsidiary acts as an ‘agent’ for the Canadian parent, for US-related business matters.

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Principal Products and Services

RYSE SmartShades is a connected device that is installed on the window frame, and controls existing beaded chains or cord loops of a window shade, in order to motorize them. Mounting the device on the window frame outside of the shades differs from several of our competitors that produce devices that are integrated into the shade roller mechanism at the time of fabrication of the shades. Once our device is installed, users can control their shades via our mobile app, where they can create schedules; for example, they can set a timer to have their bedroom window shades open at 7 am to help them wake up to natural sunlight, and close at 8 pm to provide more privacy during the evenings. Users can also control RYSE SmartShades via its on-device buttons, or integrate with smart home or building automation platforms, including Google Home, Amazon Alexa, and Apple HomeKit. The apps enable controlling shades from a smartphone

Our first generation device, the “AXIS Gear,” is the predecessor to RYSE SmartShades, and is the only device currently available in the market, having generated 100% of historical and current sales. AXIS Gear is similar to RYSE SmartShades in its installation and control functionalities. However, AXIS Gear differs in its industrial design, performance, and communication protocol, using ZigBee to integrate with third party platforms, whereas RYSE relies on a cloud API. RYSE, being a second-generation model, is inherently more robust in performance, providing a faster, stronger, and quieter motor as well.

We developed the RYSE SmartShades based on feedback from customers of AXIS Gear, and will begin shipping in 2021. RYSE SmartShade has completed research and development stages, including a final prototype of the hardware device, external rechargeable battery pack, as well as software (including a prototype of the mobile app, cloud API, and smart home integrations).

In addition to our consumer-facing features, we are also developing a software suite for the commercial real estate market, including offices, hotels, and senior housing. The software will integrate with building automation systems and control the window shades’ position throughout the day, based on weather conditions, sensor data, and user preferences, in order to optimize occupant comfort, and energy savings. RYSE SmartShades will automatically lower window shades during hot and sunny summer weather, to block solar-heat-gain and reduce indoor cooling, as well as automatically open window shades during overcast weather to harvest natural daylight and reduce indoor artificial lighting, which we believe can lead to a reduction of upwards of 20% in cooling (HVAC) loads, and 24% in lighting loads, reducing overall energy consumption in the building and GHG emissions.

This software suite is currently in development, and will undergo a contracted pilot with 3 commercial buildings in Toronto, measuring the energy savings from shade automation. We expect to complete this pilot in 2022.

Manufacturing and Production Process

We outsource the manufacturing of our hardware device to a contract manufacturer in China and currently have two factories under contract.

Our products are shipped from China, historically via air freight, and stored in a third-party fulfillment center, ShipMonk (www.shipmonk.com). When a customer places an order via our website, ShipMonk will receive the order details and is responsible for order processing, packaging, and shipping.

Similarly, if a customer purchases from Amazon, Amazon’s warehouse will be responsible for the order processing.

Customers and Sales

Our products are sold primarily online via our website (www.helloaxis.com and www.helloryse.com). We also sell on Amazon, and have contracts in place to sell on third party websites, such as Blinds.com.

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Customers discover our products via the use of online advertisements, primarily on Facebook, Instagram, and Google and the latter’s ad network. We are able to target customers based on their profiles and customer demographics via Facebook and Instagram, showing them image and video advertisements of our products to promote product discovery and engagement. With respect to Google, we target customers based on their search query, as an indication of intent to purchase. The majority of all historical sales has been driven via these online advertisement platforms.

Going forward, we have plans in place to begin selling and distributing into scalable sales channels, including retailers and dealers. We will also be developing a B2B sales team for commercial real estate sales.

Market Opportunity

The market for shades can be separated into two segments: consumer residential and commercial buildings. The “smart shades” market is a sub-category of the overall “automated shade” market; the difference being that the former requires integration into a smart home or building automation platform, or is directly accessible to the cloud, while the latter requires only the motorization of window shades (that can be controlled via a remote control).

On the consumer front, the smart shades market is also a sub-category of the “smart home” market, a $47 billion market (2018) with a 22.2% market penetration in Canada & the US, expected to grow at a compound annual growth rate (CAGR) of 5.3% from 2018 to 2025. Globally, it is a $158 billion market expected to grow to $262 billion by 2025. The large growth in the smart home space is driven by the adoption of smart speakers that have now become the foundation of the smart home, as they enable home owners to control different devices. Smart shades becomes a high priority after home owners have outfitted their homes first with smart speakers – being the central control – followed by security cameras, smart thermostats, smart. RYSE conducted primary research by surveying 2,241 individuals; this resulted in approximately 5.93% of American respondents indicating that they would like smart shades in their homes. The smart shades market itself is in its infancy, currently a global $162 million market in 2019, yet expected to grow to $1.47 billion in 2024, a compound annual growth rate (CAGR) of 55% until 2024. Of the market in 2024, $247 million will come from new installations, while $1.22 billion will come from retrofits and replacement; the latter being the market RYSE competes in. Note that the smart shade market is defined as “fully-autonomous”, that can be automated on a schedule, sensor, or set of algorithms, which differs from traditional motorized or electric shades, which require human interaction (e.g. a push of a button on a remote or wall switch).

Commercial buildings are motivated primarily by occupant comfort and energy savings - 30% of energy consumed in buildings is wasted; half of this energy is lost through windows. Additionally, windows are responsible for more solar heat gain than any other building surface. This all amounts to a $35 billion problem. The US Energy Information Administration reports (2012) that there are over 780,000 commercial buildings with a ‘Building Automation System” (BAS) – software to automate core functions in the building to improve occupant comfort and reduce energy consumption. Of this, over 220,000 buildings have already implemented lighting automation control systems in conjunction with their BAS .

Competitors and Industry

We operate in a highly competitive “window covering” industry – products that can “cover” a window. Our main competitors include incumbent companies and alternative technologies to RYSE that consist of window covering solutions that primarily focus on managing solar heat gain (“SHG”) and natural daylight. The goal of these technologies would be to block solar heat gain that will in turn lower indoor cooling loads on HVAC systems, as well as capture natural daylight in order to reduce indoor artificial lighting – we believe optimizing both can yield substantial energy savings of 20% and 24% respectively. We compete with companies that produce mechanisms to retrofit window shades, those that sell motorized shades, and those that tint windows..

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Our traditional competitors, which sell motorized shades, include Somfy, Lutron, qMotion, Mechoshades, and IKEA. These companies use a technology known as “tubular motors,” which as the name implies, are motors that fit inside the tubes of the window shades, and rotate to lift and lower. Consumers are required to purchase complete motorized shades, as a tubular motor is a component and not a consumer product; if consumers already have manual shades installed, they must dispose of their current shades and replace them with motorized shades. These solutions vary in price, largely driven by the selection of fabric and size of the window shade.

Indirect competitors includes alternatives to window coverings, such as smart tinting glass, or a film applied to the glass. ‘Smart Glass’ companies such as SageGlass, Kinestral, or View dominate this space, but command a premium price point of more than $130 per square foot, and traditionally target commercial applications such as AAA commercial office buildings, airports, airplanes, and cruise ships, always during pre-construction phases. An alternative to smart glass is a film applied to the window glass, offered by companies such as Smart Tint, Sonte, and InvisiShade, after-market solutions that cost more than $25 per square foot.

There are a handful of other companies in the retrofit smart shading space that emerged around or after the launch of our Indiegogo crowdfunding campaign in 2015, several of whom we believe are infringing on our intellectual property. These companies include Brunt, Soma, and Teptron. Although all three have a similar approach to shade automation – by controlling the window shade’s beaded chain or corded loop – and share some similarities in appearance, there are significant differences in the underlying technology and distribution channels. Furthermore, as of the date of this Offering Circular, they are limited to online sales and are not available through offline distribution channels. None of these competitors offer their products for commercial applications nor, to the knowledge of the company, are looking to expand into commercial applications.

Competitive Advantage

We believe that the competitive advantage of our products is in their retrofit nature, able to motorize existing installed window shades, regardless of size and weight, and provide shade automation at a more affordable price point than the alternative solutions: motorized shades, or smart glass. RYSE’s devices are installed on the window frame and control the shades’ existing chains or cords. Our devices are designed to be ‘one-size-fits-all’ that can be readily mass produced and distributed. This is an important distinction from our competitors, who require all sales and installations to be custom jobs and time consuming, which adds unnecessary overhead and costs.

RYSE is not only a disruptive product, but is building a defensible competitive advantage via its distribution channels. RYSE is also able to sell through non-traditional distribution channels, such as big box retail and ecommerce, simplifying the entire purchase process. The sales process for our competitors typically require for the window sizes to be measured, and a price quoted for the product and installation. For example, a customer who purchases motorized shades will typically go to a dealer, who will then provide a quote based on the fabric selected and the size of the windows. This information is then sent to the fabricator who must source the fabric and tubular motors from suppliers, and then assemble the motorize shade for the customer. The process from window measurement, to design choices, to fabrication, to shipping, to installation, can add significant lead times and costs. By design, RYSE makes both the purchase process and installation incredibly simple: customers can simply buy online and, as a do-it-yourself product, install our device in minutes.

Lastly our patents have allowed us to successfully remove products that infringe our patents off Amazon, thereby mitigating the prospect of future competition. In Amazon.com’s Brand Registry, we identify which products/companies are infringing on our patent with our US patent number, and our Amazon court case docket number that serves as a precedent, issued to us when we won our first few Amazon judgements. By doing this, Amazon will defer to our previous court judgement and immediately remove these products that infringe our patents. The products are delisted almost immediately. This is the regular process used by Amazon to deal with such disputes.

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Intellectual Property

We currently have 4 granted patents issued by the USPTO, and 3 patents pending, as well as two trademarks filed under “X AXIS” and “RYSE SmartShades”. We have one issued patent in China, and 3 patents pending; 1 patent issued in Europe, and 2 patents pending; and 2 patents pending in Canada.

Employees

The company currently has 18 full-time employees.

Litigation

The company has not been and is not currently involved in any lawsuit.

The Company’s Property

The company does not own any real property.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

RYSE Inc. was incorporated on May 6, 2009 in Ontario, Canada as ETAPA Window Fashions and began operations on January 1, 2015. The company changed its legal name to AXIS Labs Inc. on January 15, 2016 and changed its legal name to RYSE Inc. on August 28, 2020. The company has a Delaware subsidiary AXIS Labs USA Inc., and a Chinese Wholly Owned Foreign Enterprise (WFOE), AXIS Intelligent Products. AXIS Intelligent Products was initially established to begin hiring full-time staff in China. However, the company is currently in the process of closing this entity due to COVID-19’s travel restrictions, and has moved towards hiring Chinese sub-contractors as an alternative.

To date, the company has raised a total of approximately CDN$4,822,463 in gross proceeds in equity investments, including convertible notes, from friends and family, accredited investors, angel investors, and investment funds.

The company’s revenues consist of device sales of its retrofit shade automation device, AXIS Gear. Revenue is predominantly driven via ecommerce sales, either via direct-to-consumer sales on the company’s product website (www.helloaxis.com), or via third party websites, such as Amazon.com and Blinds.com. Revenue is recorded when a product is shipped to the end consumer. Cost of goods sold includes the cost paid to our factory for the goods, inbound freight to our warehouse in the United States, customs charges and duties and, starting in 2019, sales commissions paid to third-party sites such as Amazon.

RYSE Inc. was awarded a CDN$3,675,455 government grant from SDTC in 2019, with proceeds of the grant to be used to develop a retrofit shade automation device to pilot in 2 commercial office spaces and a hotel, with the purpose to measure the energy savings provided from automating the window shades. The funding of the grant is disbursed over 3 years and 4 milestones. Each tranche of funding is received on or around the start date of each milestone, and a 10% balance of total funds withheld until the completion of the pilot project. Milestone 1 started on October 1, 2019 with CDN $1,197,462 disbursed in the first tranche and received in early 2020. Milestone 2 started on September 1, 2020 with CDN$578,087 disbursed in the second tranche. Milestone 3 will start on April 1, 2021, at which date we expect to receive a disbursement of CDN$692,750 in the third tranche. Milestone 4 is expected to start on December 1, 2021 with CDN$839,599 due to be disbursed. The final payment of CDN$367,544 will be disbursed upon completion of the pilot project, with an expected end date of November 30, 2022.

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Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues and Cost of Sales

All figures in Canadian dollars	Year ended December 31
	2019	2018
Revenues	$1,687,248	$2,264,407
Cost of Sales	737,148	859,324
Gross Margin	$950,100	$1,405,083
Gross Margin %	56%	62%

Revenues

Revenues for the year ended December 31, 2019 declined CDN$577,159 to CDN$1,687,248 compared to the revenues for the year ended December 31, 2018 of CDN$2,264,407. The decline was explained by CDN$522,529 of deferred revenue at December 31, 2017 that was recognized in fiscal 2018 related to a significant amount of deposits for orders received by the end of fiscal 2017.

Cost of Sales

Gross margin as a percent of sales was 56% in 2019 down by 6% from 62% in 2018. This can be attributed to our new pricing strategy that provided discounts for volume purchases, increased promotions throughout the year, and commissions paid to Amazon.com that began in 2019. Our cost of sales consists of product costs, freight and direct commissions and incentives paid to our channel partners such as Amazon. Our unit costs of production were consistent between 2019 and 2018.

Operating Expenses

All figures in Canadian dollars	Year ended December 31
	2019	2018
Operating Expenses	$3,042,685	$3,424,142

Operating expenses consist of salaries and benefits, advertising and promotion, research and development, freight and shipping, occupancy, office and general expenses.

Operating expenses declined in 2019 by CDN$381,457 or 11% as compared to 2018. The decline was largely due to a decline in advertising and promotion of CDN$772,445 offset by an increase in office and general expenses of CDN$110,260, and an increase in salaries and benefits of CDN$141,407. The decline in advertising and promotion was due to an improvement in spending on online advertising, including advertising on more effective mediums. Our launch on Amazon in 2019 also drove organic sales and contributed to the reduction in advertising and promotions. Our increase in office and general expense was due to an increase in sub-contractors and consulting fees, including marketing and legal fees. Our increase in salaries and wages was due to new hires for research and development as we develop our second-generation device.

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Other Income and Expenses

All figures in Canadian dollars	Year ended December 31
	2019	2018
Finance expense	$(1,079,518)	$(680,183)
Government grant income	$212,162	$14,250
Gain (loss) on convertible notes fair value adjustment	$628,674	$(1,193,804)
Gain (loss) on warrants	422,878	(448,940)
Foreign exchange gain (loss)	$(8,618)	$(21,590)

Finance expense

Our interest expense increased by CDN$399,335 in 2019 as compared to 2018 as we increased the balance of our term loans from CDN$2,157,109 at December 31, 2018 to CDN$4,379,558 at December 31, 2019.

Government grant income

The CDN$212,162 of grant income in 2019 represents the portion of the SDTC grant earned in 2019.

Gain (loss) on convertible notes fair value adjustment

Our convertible notes have a conversion feature that needs to be valued at fair value under IFRS. An increase in the value of the notes in 2018 caused a loss on revaluation of CDN$1,193,804. The fair value of the notes declined in 2019, resulting in a gain of CDN$628,674.

Gain (loss) on warrants

Our warrants need to be valued at fair value under IFRS. An increase in the value of the warrants in 2018 caused a loss on revaluation of CDN$448,940. The fair value of the warrants declined in 2019, resulting in a gain of CDN$422,878.

Foreign exchange gain (loss)

Our financial instruments have been predominantly denominated in Canadian dollars CDN$. As a result, we have minimal foreign currency balances and our foreign currency gains and losses have approximated only 1% of revenues. While we have sales of products in multiple countries, the time lag between sale and collection is relatively short, reducing our exposure to currency gains and losses.

Loss for the Year

All figures in Canadian dollars	Year ended December 31
	2019	2018
Loss from operations	$2,092,585	$2,022,059

Comprehensive loss	$1,917,007	$4,352,326

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Our loss from operations increased by CDN$70,526 or 3% from 2018 to 2019, as the decline in revenues and related margin in 2019 of CDN$454,983 was offset by the decline in operating expenses of CDN$384,457.

Our total comprehensive loss in 2019 declined by CDN$2,435,319 from CDN$4,352,326 in 2018 to CDN$1,917,007 in 2019. The most significant driver of the decline in the loss was the fair value change in the convertible notes and the warrants.

Six-months period ended June 30, 2020 compared to six-months period ended June 30, 2019

Revenues and Cost of Sales

All figures in Canadian dollars	Six-months ended June 30,
	2020	2019
Revenues	$428,230	$783,173
Cost of Sales	237,605	377,271
Gross Margin	$190,625	$405,902
Gross Margin %	47%	52%

Revenues

Revenues for the six months period ended June 30, 2020 declined CDN$354,943 to CDN$428,230 compared to the revenues for the period ended June 30, 2019 of CDN$783,173. The decline was explained by reduced sales demand in 2020 as the COVID-19 pandemic reduced sales activity over the period March–June in 2020.

Cost of Sales

Gross margin as a percent of sales decreased to 47% in the first six months of 2020 compared to 52% in the comparable period in 2019. The decline was due to discounts offered to customers during the pandemic period.

Operating Expenses

All figures in Canadian dollars	Six months ended June 30,
	2020	2019
Operating Expenses	$948,525	$1,491,654

On the consumer front, the smart shades market is also a sub-category of the “smart home” market, a $47 billion market (2018) with a 22.2% market penetration in Canada & the US, expected to grow at a compound annual growth rate (CAGR) of 5.3% from 2018 to 2025. Globally, it is a $158 billion market expected to grow to $262 billion by 2025. The large growth in the smart home space is driven by the adoption of smart speakers that have now become the foundation of the smart home, as they enable home owners to control different devices. Smart shades becomes a high priority after home owners have outfitted their homes first with smart speakers – being the central control – followed by security cameras, smart thermostats, smart. RYSE conducted primary research by surveying 2,241 individuals; this resulted in approximately 5.93% of American respondents indicating that they would like smart shades in their homes. The smart shades market itself is in its infancy, currently a global $162 million market in 2019, yet expected to grow to $1.47 billion in 2024, a compound annual growth rate (CAGR) of 55% until 2024. Of the market in 2024, $247 million will come from new installations, while $1.22 billion will come from retrofits and replacement; the latter being the market RYSE competes in. Note that the smart shade market is defined as “fully-autonomous”, that can be automated on a schedule, sensor, or set of algorithms, which differs from traditional motorized or electric shades, which require human interaction (e.g. a push of a button on a remote or wall switch).

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Other Income and Expenses

	Six months ended June 30,
All figures in Canadian dollars	2020	2019
Finance expense	$(598,489)	$(450,538)
Government grant income	952,893	–
Gain (loss) on convertible notes fair value adjustment	(17,865)	311,495
Gain (loss) on warrants	23,784	340,205
Foreign exchange gain (loss)	(44,337)	19,701

Finance expense

Finance expense increased by CDN$147,951 during the six-months period ended June 30, 2020 as compared to the comparable prior period, as we increased our balance of term loans to CDN$4,747,268 at June 30, 2020, from CDN$3,124,815 at June 30, 2019.

Government grant income

The CDN$952,893 of grant income during the period ending June 30, 2020 represents the portion of the SDTC grant earned in 2020. The program with SDTC was not entered into until the last half of 2019, resulting in no comparable income for the six months ending June 30, 2019.

Gain (loss) on convertible notes fair value adjustment

Our convertible notes have a conversion feature that needs to be valued at fair value under IFRS. A decrease in the value of the notes in 2019 caused a gain on revaluation of CDN$311,495. The fair value of the notes increased in 2020, resulting in a loss of CDN$17,865.

Gain (loss) on warrants

Our warrants need to be valued at fair value under IFRS. A decrease in the value of the warrants in 2019 caused a gain on revaluation of CDN$340,205. The fair value of the warrants decreased by a smaller amount in 2020, resulting in a gain of CDN$23,784.

Foreign exchange gain (loss)

Our financial instruments have been predominantly denominated in CDN$. As a result, we have minimal foreign currency balances and our foreign currency gains and losses have approximated less than 1% of revenues. While we have sales of products in multiple countries, the time lag between sale and collection is relatively short, reducing our exposure to currency gains and losses.

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Loss for the Period

	Six Months ended June 30
All figures in Canadian dollars	2020	2019
Loss from operations	$757,900	$1,085,752

Comprehensive Loss	$441,914	$964,889

Our loss from operations of CDN$757,900 in the six-month period ending June 30, 2020 was $327,852 less than our loss in the six-months ending June 30, 2019 of CDN$1,085,752. Our decline in revenues and related gross margin in 2020 of CDN$215,277 was more than offset by the decline in operating expenses of CDN$543,129.

Our total comprehensive loss in the six-month period ending June 30, 2020 of CDN$441,914 was CDN$422,976 less than our loss in the six-months ending June 30, 2019 of CDN$964,889. The decline is explained by the decline in loss from operations of CDN$327,852 and an increase in other income less other expenses of CDN$95,124.

Liquidity

	June 30,	December 31,	December 31,
	2020	2019	2018
All figures in Canadian dollars
Cash (Bank indebtedness)	$(37,402)	$1,367	$77,648

Working Capital Deficiency	$4,590,679	$3,267,274	$2,422,558

Based upon our working capital deficiency and limited cash balances, we require additional equity or debt financing to continue our operations. These conditions raise substantial doubt about our ability to continue as a going concern.

Our operating needs include costs to operate our business, including amounts required to fund working capital and product development. We may be unable to raise sufficient capital when we need it or raise capital on favorable terms.

Sources and Used of Cash for the Years Ended December 31, 2019 and 2018

Cash used in Operating Activities

We experienced negative cash flows from operations in the years ended December 31, 2019 and 2018 of CDN$2,190,748 and CDN$3,782,630, respectively.

The net cash used in operations in 2019 was used primarily to fund our net loss of CDN$1,917,007.

The net cash used in operations in 2018 was used primarily to fund our net loss and a build up of inventory. Our net loss for the year was CDN$4,352,326, but included CDN$1,193,804 of non-cash costs related to the revaluation of convertibles notes. In addition, we fully realized the CDN$522,529 of deferred revenue at December 31, 2017 that represented deposits from customers received in late 2017.

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Cash Provided by Financing Activities

The Company has financed its operations through the issuance of convertible debentures and loans.

During the year ended December 31, 2018, we raised CDN$3,797,679 from financing activities. These financings consisted largely of CDN$1,632,096 from the issuance of term loans with warrants and CDN$932,500 through the issuance of convertible debentures. An additional CDN$1,172,760 was received from advances.

During the year ended December 31, 2019, the Company raised CDN$2,170,603 from financing activities. This included CDN$1,581,322 from the issuance of term loans, partially offset by repayment of term loans of CDN$295,961. A repayment of CDN$152,913 of term loans with warrants was also made during the year ended During the year ended December 31, 2019, an additional CDN$928,300 was received via issued convertible debentures. An additional CDN$170,000 was received from the issuance of shares for cash proceeds. Advances were reduced during the period by CDN$701,630.

Over the past two years, only CDN$150,000 of convertible debentures were converted into term loans as all other debenture holders chose to convert their balances, including accrued interest, upon maturity. In 2018, CDN$860,344 was converted from convertible debentures to share capital and in 2019, CDN$2,144,418 was converted from convertible debentures to share capital.

Cash Used in Investing Activities

Our operations require minimal investment in capital assets or intangible assets. Our total purchases of these items were CDN$58,636 and CDN$56,136 in 2018 and 2019, respectively.

Indebtedness

During 2015 and 2016, the company issued a series of convertible securities in a total principal amount of CDN$805,000 that paid interest at rates of 4% or 7% per annum. The principal amount together with accrued interest of CDN$80,362 was converted into 247,522 Class A Common Shares on June 20, 2018, at a weighted-average share price of CDN$3.58.

During 2016 and 2017, the company issued a series of convertible securities in a total principal amount of CDN$665,000 that paid interest at 4% per annum. The principal amount together with accrued interest of CDN$72,437 was converted into 151,197 Class A Common Shares on September 29, 2019, at a weighted-average share price of CDN$4.88.

In 2019, the company issued a SAFE (Simple Agreement for Future Equity) for CDN $170,000, which was converted into 34,855 Class A Common Shares on September 29, 2019, at a share price of CDN$4.88.

During the years from 2017 to 2019, the company issued a series of convertible securities in a total principal amount of CDN$1,430,750 that paid interest at rates of 4% or 7% per annum. The principal amount together with accrued interest of CDN$99,064 was converted into 326,686 Class A Common Shares on December 7, 2019 at a weighted-average share price of CDN$4.93.

During the years from 2017 to 2019, the company issued a series of convertible securities for total principal amount of CDN$1,049,575. The notes accrue 7% simple interest and have maturity dates between 24-48 months after issuance. The notes are automatically convertible into shares of the company’s stock issued during the company’s next qualified financing, as defined in the notes. Accrued interest on these notes totaled CDN$1,623 and CDN $75,093 as of December 31, 2018, and 2019, respectively. As described below under “Securities Being Offered,” assuming at least CDN$2,000,000 is raised in this offering, the conversion provision contained in the notes will be triggered by this offering.

On April 27, 2018, the company issued a series of promissory notes managed via an inter-creditor agreement by EP Capital in total principal amounts of CDN$1,119,750 and $400,000. Interest is paid monthly, based on 17% annual interest, and the notes have a 36 month maturity. Principal is repaid quarterly, and consists of 6.5% of gross revenues for May 2018 through December 2018, 4% of gross revenues beginning in April 2019, and 3% of gross revenues beginning in April 2020. The loan is secured via a General Security Agreement (GSA), which grants a first position lien over the company’s assets, in addition to the personal guarantee of the company’s CEO, Trung Pham. The balance on these notes amounted to CDN$1,119,750 and $400,000 as of December 31, 2018, and CDN $1,011,237 and $361,236 as of December 31, 2019.

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The company received a series of loans from OKR Financial for CDN$350,000 on November 6, 2019, CDN$200,000 on December 6, 2019, CDN$525,000 on January 28, 2020, CDN$200,000 on March 10, 2020, and CDN$82,500 on April 14, 2020. The loans accrue a compound interest of 2.35% per month. The loan is secured by the SDTC grant and Scientific Research & Experimental Development tax credits under a Canadian federal tax program~~,~~ in which 65% of future tranches of funding from our SDTC grant is used to pay down the principal and accrued interest. Of these principal amounts, CDN$82,500 was repaid on July 10, 2020. The principal balance of these loans totaled CDN$550,000 as of December 31, 2019, and CDN$1,275,000 as of September 30, 2020.

During 2018 and 2019, the company received a series of loans from private investors, with a principal balance of CDN$435,000 as of December 31, 2018, and CDN$1,550,000 as of December 31, 2019. These loans are unsecured, and carry a 20% simple interest, paid monthly, with a 12 month maturity and an option to renew for an additional 12 months at maturity upon consent by both borrower and lender; the option to renew has been exercised by both parties through 2021.

During 2018 and 2019, the company received a series of loans from the CEO’s father, totaling CDN$150,000 with CDN$7,500 in accrued interest as of December 31, 2018, and totaling CDN $270,000 as of December 31, 2019. These loans are unsecured, and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2021.

The company’s CEO holds a Shareholders’ Loan balance to the company for CDN$13,918 as of December 31, 2018, and CDN$105,403 as of December 31, 2019.

The company’s long-term indebtedness decreased by CDN$1,381,263, from CDN$3,917,032 in 2018 to CDN$2,535,769. The funding was used to provide additional working capital throughout 2019 and 2020.

Plan of Operations

We plan on continuing operating in a similar fashion as we have in the past, with investments into R&D, increase in staff, and ongoing sales via ecommerce. With the restrictions of COVID-19, the company has made key changes in how we collaborate and work together as a team. The office has transformed into an engineering lab and collaboration zone where no permanent desks are available for staff – all employees have setup home offices and perform daily morning meetings to discuss tasks for the day and week. With a travel ban in place that prohibits us from flying to China, we have plans to hire full-time sub-contractors to oversee procurement and production in China of all our products.

The company will continue to sell its first-generation device, the AXIS Gear, via online channels, while the production of its second-generation device, RYSE SmartShades, is being completed with an expected ship date of mid-2021.

Trend Information

We expect the residential market to continue to adopt smart home and home improvement technologies, especially during COVID-19 lockdown measures where people have more time to spend at home and will resort to online shopping to receive their goods. We expect this trend to continue to well past 2021, and can be attributed to the large adoption of voice speakers such as Google Home and Amazon Alexa.

We expect the commercial market, which includes office space, hotels, and senior housing, to adopt technology that will reduce a building’s energy consumption and GHG emissions. The US Climate Alliance is a bipartisan coalition of 25 states to reduce GHG emissions by at least 26-28% below 2005 levels, by 2025. The Alliance is led by state governments with the goals consistent with the Paris Agreement. Local and state regulations have also been introduced to target more aggressive GHG emissions targets. For example, New York City Local Law 97 stipulates that starting in 2024, buildings will be fined for not meeting carbon intensity targets, while California Title 24 (2019) requires daylighting controls in which automatically turn off lights when there is sufficient daylight, and the implementation of demand responsive lighting. Additional voluntary standards, such as LEED, WELL, and FitWel focus on both energy efficiency and occupant comfort. As such, we expect cost-effective retrofit solutions that are simple to deploy will increase in adoption, particularly those solutions that can lead to tangible ROI in the reduction of energy costs, and lower payback periods, such as that of RYSE. Additionally, with COVID-19 measures to reduce all physical contact, having window shades that can be automated greatly reduces the need for any physical interaction with the window shades.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company’s officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)
Executive Officers
Trung Pham	Chief Executive Officer	33	2009
Manu Menon	Chief Operating Officer	33	2015
Marc Bishara	Chief Technology Officer	31	2015
Alan Cheng	Chief Design Officer	32	2015
Directors
Trung Pham	Director	33	2015

Trung Pham (CEO and Director)

Trung is a serial entrepreneur, with RYSE being his second venture. He has served as founder and CEO of RYSE since it commenced operations in 2015, leading strategy, hiring, and fundraising effort, where he has raised over CDN$6 million in external financing (both debt and equity). His first startup, Nightlife Passport, is an event and promotions management web platform that allows nightclub and concert promoters to create events to sell tickets and manage their team. At Nightlife Passport, Trung focused on business development, and grew revenues to over CDN$125,000 in recurring revenue within the first 12 months of operations. Nightlife Passport merged with a mobile-first player, Alfiee. Trung has a background in finance, completing all 3 Chartered Financial Analyst (CFA) exams within 18 months. He earned a Bachelor of Business Administration from York University’s Schulich School of Business in 2009.

Manu Menon (COO)

Manu is a former New York City investment banker with Citigroup and private equity executive with Paine & Partners in Chicago. Manu has been COO at RYSE since its founding in 2015, leading operations, logistics, and business development efforts – he was responsible for establishing the manufacturing and logistics supply chain, the customer and technical support team, and securing key reselling partners including Blinds.com and Amazon. Manu brings a wealth of financial and direct management experience with portfolio companies. His experience goes well beyond financial modelling, to due diligence, legal, budgeting, and strategic initiatives, directly with the management team of acquired companies. Manu earned a Bachelor of Business Administration from York University’s Schulich School of Business in 2009.

Marc Bishara (CTO)

Marc is a resilient engineer who loves solving exciting problems. Marc has served as RYSE’s Chief Technology Officer since its inception in 2015, leading the development and launch of its entire hardware devices, and mobile applications. He has both corporate and start-up experience, first with ATS Automation as a vision engineer, where he designed optical systems and computer hardware for image processing applications. His first dive into the startup world was with Kiwi Wearables (www.kiwi.ai), where he was responsible for designing the firmware and application for their Bluetooth wearable product “Glance” – an application that tracks the orientation and displacement of Glance in 3D space. His skillsets intersect software, hardware, and embedded systems. Marc earned a Bachelor of Engineering in Mechatronics from McMaster University in 2014.

Alan Cheng (CDO)

Alan is an amazing engineer turned designer. Alan joined RYSE just 6 months after its launch of operations, and led the entire industrial design, as well as mobile UX/UI design. He has direct experience in designing and manufacturing home products with Olympus Group International in Shenzhen, China as an Industrial Designer. While with Olympus Group, Alan worked directly with the factories, confidently navigating their negotiating, manufacturing, and quality control practices. Prior to joining RYSE, Alan worked for Corel as a UX/UI designer for their Corel DRAW application. His UX/UI experience expands to delivering wireframes, mock-ups, user workflows while working through an AGILE process. Alan spent two years studying Mechatronics at McMaster University before getting his Bachelor of Industrial Design from Carleton University in 2013.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020 we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Trung Pham*	CEO	$60,150	$0	$60,150
Manu Menon**	COO	$73,308	$0	$73,308
Marc Bishara***	CTO	$69,236	$0	$69,236
Alan Cheng***	CDO	$63,909	$0	$63,909

For the fiscal year ended December 31, 2019, we did not pay our sole director for his service as a director.

*	The executive was paid an annual cash salary of CDN$80,000, converted at the rate of $1.00 = CDN$1.33.
**	The executive was paid an annual cash salary of CDN$90,000 and a bonus of CDN$7,500, converted at the rate of $1.00 = CDN$1.33.
***	The executive was paid an annual cash salary of CDN$85,000 and a bonus of CDN$7,083.22, converted at the rate of $1.00 = CDN$1.33.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of the date of this Offering Circular, the securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner**	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class	Total Voting Power
Class A Common Shares	Trung Pham	2,100,000	*		62.13%	100%
Class A Common Shares	Officers and directors as a group (4 people in this group)	2,100,000			62.13%	100%
Class B Common Shares	Manu Menon			147,059	33.33%
Class B Common Shares	Marc Bishara			117,648	26.67%
Class B Common Shares	Alan Cheng			88,236	20.00%
Class B Common Shares	Officers and directors as a group (4 people in this group)			352,943	80.00%

* Pursuant to the voting trust agreement by and among the holders of Class A Common Shares, Founder Trung Pham was granted a proxy to vote the shares of the other holders.

** The address for all listed persons is the company’s address, 20 Camden St, Suite 200, Toronto, ON, M5V 1V1, Canada.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In 2017, the company received a convertible note investment from the CEO’s sister, totaling CDN$150,000, which matured and was converted into term loans as of December 31, 2019. This balance has been repaid as of June 30, 2020.

During 2018 and 2019, the company received a series of loans from the CEO’s father, totaling CDN$150,000 with CDN$7,500 in accrued interest as of December 31, 2018, and totaling CDN $270,000 as of December 31, 2019. These loans are unsecured, and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2021.

In 2018, the company received a convertible note investment from the CEO’s mother, totaling CDN$200,000. This amount plus accrued interest of CDN$13,501 converted into 40,049 Class A Common Shares on December 7, 2019.

The company’s CEO holds a Shareholders’ Loan balance to the company for CDN$13,918 as of December 31, 2018, and CDN$105,403 as of December 31, 2019.

SECURITIES BEING OFFERED

General

The company is offering Class B Common Shares in this offering. The following description summarizes important terms of the company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company’s Certificate and Articles of Incorporation, as amended (the “Articles”), and its Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part.

At the date of this Offering Circular, RYSE ’s authorized capital stock consists of an unlimited number of Common Shares, no par value per share. As of June 30, 2020, there were 3,380,260 Class A Common Shares outstanding and 441,176 options to purchase Class B Common Shares outstanding.

Class A Common Shares

Voting Rights

Holders of Class A Common Shares are entitled to one vote per share.

Dividend Rights and Right to Receive Liquidation Distributions

Subject to the prior rights of any other class ranking senior to the Class A Common Shares, the shares have a right to receive dividends, if declared by the board of directors, and any amount payable on any distribution of assets constituting a return of capital and to receive the remaining property and assets of the company on the liquidation, dissolution or winding-up of the company, whether voluntarily or involuntarily, or any other distribution of assets upon winding up.

Rights and Preferences

Except as set forth below, holders of the Class A Common Shares have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to such shares.

Class B Common Shares

Voting Rights

The holders of the Class B Common Shares are not entitled to vote.

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Dividend Rights and Right to Receive Liquidation Distributions

Subject to the prior rights of any other class ranking senior to the Class B Common Shares, the shares have a right to receive dividends, if declared by the board of directors, and any amount payable on any distribution of assets constituting a return of capital and to receive the remaining property and assets of the company on the liquidation, dissolution or winding-up of the company, whether voluntarily or involuntarily, or any other distribution of assets upon winding up.

Rights and Preferences

Except as set forth below, holders of the Class B Common Shares have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to such shares.

Voting Trust Agreement

The company has a voting trust agreement in place to which all Class A Common shareholders area party under which each such shareholder has irrevocably appointed Trung Pham, CEO and Secretary of the company as designated representative to vote on all matters brought to shareholders of the company for approval. This includes an authorization for the designated representative to attend, act and vote for and on behalf of such Class A Common Shareholders at any meeting of shareholders, or any class thereof as detailed in the Voting Trust Agreement filed as Exhibit 6.1 to the Offering Statement of which this Offering Circular is a part.

Investors in this offering will acquire Class B Common Shares, which are non-voting shares by their terms. However, investors in this offering will be required to sign the Voting Trust Agreement in order to participate in the offering. To the extent any laws or regulations of any jurisdiction would allow for such shareholders to retain voting rights on any matters of the corporation, such rights will be exercised by the Designated Representative under the Voting Trust Agreement.

Shareholders Agreement

The company has a shareholders agreement in place governing the basic rights and obligations of the company’s shareholders. Investors in this offering who will acquire Class B Common Shares must, concurrently with becoming a shareholder execute and deliver to the company an executed Deed of Adherence, set out at Schedule A of the Shareholders Agreement, as amended, filed as Exhibit 6.2 to the Offering Statement of which this Offering Circular is a part.

Stock Option Plan

The company had a stock option plan dated November 21, 2014 pursuant to which the company was authorized to issue options to purchase common shares to consultants, officers, directors and employees. The maximum number of options that could be issued under the stock option plan was an amount equal to 20% of the issued and outstanding shares of the company from time to time. There are currently no options available to be issued and 441,176 options to purchase Class B Common Shares are outstanding and unexercised.

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PLAN OF DISTRIBUTION

The company is offering up to 2,104,718 Class B Common Shares as described in this Offering Circular.

Rialto Markets LLC (“Rialto”) has agreed to act as placement agent to assist in connection with this offering.  The placement agent is not purchasing or selling any securities offered by this offering circular, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but have agreed to use their respective best efforts to arrange for the sale of all of the securities offered hereby. In addition, the placement agents may engage other brokers to sell the securities on their behalf. Rialto will receive compensation for sales of the shares offered and sold through its platform (“Rialto Platform”) at a rate of 1% of the gross proceeds. In addition, the company may pay Rialto 6.0% of the gross proceeds from the sale of up to $5,000,000 in Class B Common Shares resulting from the direct selling efforts of Rialto not to exceed $300,000. Persons who desire information about the offering may find it at [www._______]. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the [www._______] website.

The company will also publicly market the offering using general solicitation through methods that include emails to potential investors, online advertisements, and press releases. We will use the website www.helloryse.com and other social media to provide notification of the offering. Persons who desire information will be directed to a landing page on www.helloryse.com.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the company’s website at www.helloryse.com.

The Class B Common Shares sold under this offering have not been qualified for distribution by prospectus in Canada and may not be offered, sold or re-sold in Canada or to a Canadian purchaser except pursuant to a Canadian prospectus or a prospectus exemption existing under Canadian securities laws.

The following table shows the total discounts and commissions payable to Rialto in connection with this offering by the company:

	Per Share	Total
Public offering price	$7.13	$15,006,639

Placement Agent commissions	$0.0713	$150,067

Proceeds, before expenses	$7.0587	$14,856,572.3

In the event that Rialto’s targeted selling efforts lead to sales of up to $5,000,000 in Class B Common Shares Rialto will be entitled to 6.0% of the gross proceeds from the sale of such Class B Common Shares not to exceed $300,000.

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Other Terms

Rialto has also agreed to perform the following services in exchange for the compensation discussed above:

•	act as lead broker for the offering, coordinating efforts of parties involved and providing regulatory guidance,

•	provide offering platform technology, the use of a “microsite” for RYSE to reach potential investors, provide investors with information and details on the offering, and to invest in the offering using an escrow agent and the registered transfer agent,

•	reviewing marketing materials,

•	performing AML/KYC checks on all investors,

•	Providing other financial advisory services normal and customary for Regulation A offerings and coordinate with the company’s registered transfer agent, escrow agent and legal representatives

In addition to the commission described above, the company will also pay $2,750 to Rialto for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the company’s offering. Any portion of this amount not expended and accounted for will be returned to the company. Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by the company to Rialto will be approximately $150,067.

Investors will be required to pay a processing fee of $25 per transaction directly to the Rialto Platform regardless of the size of their investment. This fee will be refunded in the event the company does not raise any funds in this offering. Assuming the offering is fully-subscribed and all investors invest only the minimum investment amount, investors would pay the Rialto Platform total processing fees of $750,000.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase the Class B Common Shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. The company estimates that processing fees for credit card subscriptions will be approximately 3.5% of total funds invested per transaction, although credit card processing fees may fluctuate. The company intends to pay these fees and will reimburse the credit card processor for transaction fees and return fees that it incurs for returns and chargebacks. The company estimates that approximately 70% of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds to Issuer.” Upon closing, funds tendered by investors will be made available to the company for their use.

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The minimum investment in this offering is $499.10, or 70 Class B Common Shares.

In order to invest you will be required to subscribe to the offering via www.helloryse.com and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

The company will enter into an Escrow Services Agreement with Piermont Bank (the “Escrow Agent”) and Rialto. Investor funds will be held by the Escrow Agent pending closing or termination of the offering. All subscribers will be instructed by the company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. The company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

The Escrow Agent is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of the Escrow Agent’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the company or this offering. All inquiries regarding this offering or escrow should be made directly to the company.

In the event that the company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

KoreConx will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

In the event that it takes some time for the company to raise funds in this offering, the company will rely on income from sales, funds raised in any offerings from accredited investors.

Provisions of Note in Our Subscription Agreement

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws.  By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

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Forum Selection Provisions.

The subscription agreement provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement.

Perks

At stepped investment levels, the company plans to offer investment packages that provide various incentives, including our products, accessories and events with our executives. The company plans to offer the following benefits at various levels of investment:

Minimum Number of Shares	Minimum Dollar Investment	Rewards
	$2,500.00	One SmartShade Approximate market value: $150
	$5,000	One SmartShade, battery pack and SmartBridge Approximate market value: $250
	$10,000.00	Two SmartShades, Battery Pack, SmartBridge,| Approximate market value: $450
	$25,000	Four SmartShades, Battery Pack, SmartBridge,| Lifetime discount of 10% off MSRP Approximate market value: $850
	$50,000.00	Ten SmartShades, Battery Pack, SmartBridge, |Lifetime discount of 15% off MSRP, |Quarterly Investor Calls Approximate market value: $1,050
	$100,000	20 SmartShades, Battery Pack, SmartBridge, Lifetime discount of 20% off MSRP, Quarterly Investor Calls, Lunch with Founder (in United States only) Approximate market value: $2,050

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by April 30 each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the Commission.

All these filings will be available on the Commission’s EDGAR filing system. You should read all the available information before investing.

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Ryse Inc. (formerly AXIS Labs Inc.)

Condensed Consolidated Interim

Financial Statements

For the six-months ended

June 30, 2020 and 2019

F-1

Ryse Inc.
Condensed Consolidated Interim Statements of Financial Position
Unaudited

All figures in Canadian dollars

	June 30, 2020	December 31, 2019

Assets

Current
Cash	$–	$1,367
Accounts receivable	14,064	94,494
Grants receivable (Note 5)	–	212,162
Inventory (Note 4)	933,000	959,155
Prepaid expenses	560,700	276,928
Investment tax credit receivable	304,474	304,474
	1,812,238	1,848,580

Property and equipment	104,122	113,051
Intangible assets	108,543	112,175
	$2,024,903	$2,073,806

Liabilities and Shareholders' Deficiency

Current
Bank Indebtedness	$37,402	$–
Account payable and accrued liabilities	842,928	936,076
Deferred revenue	217,752	–
Advances	592,029	550,560
Term loans (Note 9)	3,516,145	2,495,734
Fair-value of convertible notes (Note 6)	882,823	719,054
Warrant liability (Note 7)	285,243	309,027
Due to shareholders (Note 8)	28,595	105,403
	6,402,917	5,115,854

Fair-value of convertible notes (Note 6)	507,786	653,690
Term loans (Note 9)	1,108,294	1,883,824
	8,018,997	7,653,368

Shareholders' deficiency
Share capital	3,624,852	3,624,852
Contributed surplus	107,167	79,786
Warrants (Note 7)	115,967	115,967
Deficit	(9,842,080)	(9,400,167)
	(5,994,094)	(5,579,562)
	$2,024,903	$2,073,806

(See accompanying notes to financial statements)

F-2

Ryse Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
Unaudited

All figures in Canadian dollars

Six-months ended	June 30, 2020	June 30, 2019

Sales	$428,230	$783,173

Product costs (Note 12)	237,605	377,271

Gross margin	190,625	405,902

Operating expenses (Note 12)	948,525	1,491,654

Loss from operations	(757,900)	(1,085,752)

Other income (expenses)
Finance expense (Note 13)	(598,489)	(450,538)
Government grant income (Note 5)	952,893	–
Gain (loss) on convertible notes fair value adjustment (Note 6)	(17,865)	311,495
Gain (loss) on warrant fair value adjustment (Note 7)	23,784	340,205
Foreign exchange gain (loss)	(44,337)	19,701
	315,987	220,863

Loss and comprehensive loss for the period	$(441,913)	$(864,889)

(See accompanying notes to financial statements)

F-3

Ryse Inc.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited

All figures in Canadian dollars

	Class A Common shares
	Number	Amount	Warrants	Contributed surplus	Deficit	Total Shareholders' deficit
Balance at December 31, 2019	3,380,260	$3,624,852	$115,967	$79,786	$(9,400,167)	$(5,579,562)
Net loss	–	–	–	–	(441,913)	(441,913)
Stock based compensation	–	–	–	27,381	–	27,381
Balance at June 30, 2020	3,380,260	$3,624,852	$115,967	$107,167	$(9,842,080)	$(5,994,094)

Balance at December 31, 2018	2,892,750	$1,310,434	$–	$26,439	$(7,483,160)	$(6,146,287)
Net loss	–	–	–	–	(864,889)	(864,889)
Class A Common shares issued	34,855	170,000	–	–	–	170,000
Warrants	–	–	35,804	–	–	35,804
Stock based compensation	–	–	–	7,787	–	7,787
Balance at June 30, 2019	2,927,605	$1,480,434	$35,804	$34,226	$(8,348,049)	$(6,797,585)

(See accompanying notes to financial statements)

F-4

Ryse Inc.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited

All figures in Canadian dollars

Six-months ended	June 30, 2020	June 30, 2019

Cash flows from operating activities
Net Loss for the period	$(441,913)	$(864,889)
Adjustments for non-cash items
Amortization of property and equipment	12,547	21,513
Amortization of intangible assets	3,632	1,901
Stock-based compensation	27,381	7,787
Loss (gain) on convertible notes	17,865	(311,495)
Revaluation of warrants	(23,784)	(340,205)
Non-cash interest	34,087	40,363
Warrant expense	–	35,804

Changes in non-cash working capital balances
Accounts receivable	80,430	56,490
Grants receivable	212,162	–
Inventory	26,155	345,258
Prepaid expenses	(283,772)	4,025
Accounts payable and accrued liabilities	(93,148)	(14,529)
Deferred revenue	217,752	–
	(210,606)	(1,017,978)

Cash flows from investing activities
Purchase of property and equipment	(3,618)	(26,761)
Purchase of intangible assets	–	(26,639)
	(3,618)	(53,400)

Cash flows from financing activities
Proceeds from convertible notes	–	375,803
Proceeds (repayment) from (to) shareholders	(76,808)	69,767
Issuance of Class A common shares	–	170,000
Advances received (repaid)	41,469)	(593,756)
Proceeds from term loans	1,197,500	1,065,961
Repayment of term loans	(961,706)	(138,618)
	175,455	949,157

Decrease in cash during the period	(38,769)	(122,221)

Cash, beginning of period	1,367	77,648

Bank indebtedness, end of period	$(37,402)	$(44,573)

(See accompanying notes to financial statements)

F-5

Ryse Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six-months end June 30, 2020 and 2019
Unaudited

All figures in Canadian dollars

1. Nature of Business

Ryse Inc. (formally “AXIS Labs Inc.”) (the "Company") was incorporated on May 6, 2009 under the laws of the Canada Business Corporations Act (Ontario). The Company and its subsidiaries provides hardware, software and apps to help customers manage their home. The registered office of the Company is 451 Dundas Street West #167, Toronto, Ontario. The Company owns 100% of its two subsidiary companies, AXIS Labs USA Inc. and AXIS Intelligent Products (China WFOE).

AXIS Labs USA Inc. was incorporated on July 6, 2017 under the laws of the Delaware General Corporation Law Act. The registered office of the subsidiary is in the state of Delaware at 2035 Sunset Lake Road, Suite B-2, Newark, New Castle.

AXIS Intelligent Products (China WFOE) was incorporated on January 15, 2016 under the laws of China.

2. Basis of Presentation and going concern uncertainties

Going concern uncertainties

In the preparation of financial statements, the Company’s management is required to identify when events or conditions indicate that significant doubt may exist about the Company’s ability to continue as a going concern. Significant doubt about the Company’s ability to continue as a going concern would exist when relevant conditions and events indicate that the Company will not be able to meet its obligations as they become due for a period of at least, but not limited to, twelve months from the end of the reporting period. When the Company identifies conditions or events that raise potential for significant doubt about its ability to continue as a going concern, the Company considers whether its plans that are intended to mitigate those relevant conditions or events will alleviate the potential significant doubt.

The Company reported a consolidated net loss of $441,913 for the six-month period June 30, 2020. As at June 30, 2020, the Company had a working capital deficiency of $4,590,679 and a deficit of $9,842,080. The Company has incurred a net loss and deficit in all of its years of operations. As a result, there is material uncertainty that may cast significant doubt as to whether the Company will have the ability to continue as a going concern. The Company is dependent on its ability to successfully generate cash flows from operations or additional funding from external resources to continue operations. Therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

These financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards. The going concern basis assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments might be necessary in the carrying value of the assets and liabilities, and in the classifications used in the balance sheet.

Statement of Compliance

These condensed consolidated interim financial statements for the 6 months ended June 30, 2020 and 2019 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB").

F-6

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2019 (“Annual Financial Statements”). These consolidated condensed interim financial statements have been prepared using the same accounting policies that were described in Note 4 to the 2019 annual Consolidated Financial Statements.

3. Summary of significant accounting policies

Basis of Measurement

These condensed consolidated financial statements were prepared under the historical cost convention as modified by the measurement of certain financial instruments at fair value.

The preparation of the financial statements in accordance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

Basis of Consolidation

These financial statements are prepared on a consolidated basis. The assets and liabilities of acquired businesses are initially recorded at their fair value on the date of acquisition. The results of operations of acquired businesses are included from the dates of acquisition. All significant intercompany transactions and balances have been eliminated on consolidation.

Financial Instruments

The carrying value of cash, accounts receivable, due from related party, accounts payable and accrued liabilities, and due to related parties approximate their fair values due to the relatively short-term maturities of these financial instruments.

The fair value of long-term debt is equivalent to its carrying value because the variable interest rate is comparable to the market rate.

The Company is exposed to the following risks by virtue of its activities:

Credit Risk

Cash is invested with one major bank in Canada. Management believes that the financial institution that holds the Company's cash is financially sound and, accordingly, minimal credit risk exists with respect to this asset. The accounts receivable balance is mainly due from one large retailer which has been assessed for expected credit losses and no significant allowance has been determined. The maximum credit risk is the sum of its cash, accounts receivable, and due from related parties balances. None of the Company's financial assets are secured by collateral or other credit enhancements. The Company determined that there were no financial assets that were impaired.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in the market interest rates.

Liquidity Risk

Liquidity risk arises from the Company will encounter difficulties in meeting its obligations associated with its financial liabilities. The Company is exposed to this risk mainly with respect to its accounts payable and accrued liabilities, long-term debt and due to related party balances. The Company manages its liquidity risk by monitoring its operating requirements.

F-7

Functional Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

4. Inventory

	June 30, 2020	December 31, 2019
Finished goods	$933,000	$959,155

Inventories of $226,058 (June 30, 2019 - $335,489) are recognized as an expense included in cost of sales.

5. Grants Receivable

In 2019, the Company was awarded a grant for a total of $3,675,455 in funding from Sustainable Development Technology Canada ("SDTC"). The funding is provided to the Company to cover 40.15% of expenses including labour, travel, equipment, sub-contractors and consultants, and other miscellaneous costs. The funding of the grant is disbursed over 3 years and 4 milestones, with each tranche of funding received on or around the start date of each milestone, and a 10% balance of total funds withheld until the completion of the pilot project.

Milestone 1 started on October 1, 2019 with $1,197,462 disbursed in the first tranche and $767,548 was earned during the six months ended June 30, 2020 and $217,752 was included in deferred revenue at June 30, 2020. Milestone 2 started on September 1, 2020 with $578,087 disbursed in the second tranche. Milestone 3 will start on April 1, 2021, with an expected disbursement of $692,750 in the third tranche. Milestone 4 is expected to start on December 1, 2021 with $839,599 due to be disbursed. The final payment of $367,544 will be disbursed upon completion of the pilot project, with an expected end date of November 30, 2022.

The Company received government wage subsidies and additional SDTC grant funding, as relief due to covid-19. Total funding during the first six-months 2020 include $155,905 in wage subsidies recorded as a reduction of operating expenses, and $183,772 in additional SDTC funding, and $1,395 (USD$1,000) in US covid-19 relief for AXIS Labs USA Inc. recorded in government grant income.

6. Convertible Notes Payable

Fair value
December 31, 2019	$1,367,744
Fair value adjustment	17,865
June 30, 2020	$1,385,609

The principal owing at June 30, 2020 was $1,048,300 (December 31, 2019 - $1,048,300).

The following assumptions were used to calculate the fair values at:

June 30, 2020
Expected dividends	–%
Weighted average time to maturity in years	1.17
Weighted average expected volatility	46%
Weighted average risk-free rate	1.50%
Share price	4.89
Weighted average exercise price	3.64

F-8

7. Warrants

	Number of Warrants	Warrant liability amount	Warrant equity amount
December 31, 2019	302,097	$309,027	$115,967
Fair value adjustment	–	(23,784)	–
June 30, 2020	302,097	$285,243	$115,967

8. Due to Shareholders

These balances are unsecured, non-interest bearing, with no specific terms of repayment.

9. Term Loans

	June 30, 2020	December 31, 2019
Term loans	$1,377,638	$2,106,435
Term loans issued with warrants	1,718,248	1,714,898
SRED financing	1,528,553	558,225
	4,624,439	4,379,558
Less: Current portion	3,516,145	2,495,734
	$1,108,294	$1,883,824

Term loans

The term loans bear interest at monthly at rates ranging from 10%-20% per annum and mature in 2020 and 2021.

Term loans issued with warrants

On May 2, 2018, the Company borrowed $1,119,750 and $400,000 USD repayable on April 30, 2021 from various lenders. Interest is calculated and payable monthly at a rate of 1.416667% per month. As part of the issuance of the term loans, the lenders received warrants.

Under IAS 32 Financial Instruments: Presentation the proceeds of the term loans were allocated between the term loan principle, and the warrants, based on the relative fair values of the two instruments. This resulted in $1,349,131 being allocated to term loans and $282,965 being allocated to warrants. The warrants are classified as a liability in accordance with IAS 32 Financial Instruments: Presentation since the amount of shares to be received upon exercise is not a fixed amount. These warrants are subsequently remeasured at their fair value each reporting period.

The loans are secured by a general security agreement over the assets of the Company and personal security from a shareholder for 30% of the principal amount.

SRED financing

During the six months ended June 30, 2020, the Company received an additional $807,500 as part of the term debt SRED financing. Interest compounds monthly at an annual rate of 32.15%.

F-9

10. Commitments

The Company leases its premises under an operating lease that expired on August 31, 2020. On September 1, 2020, the Company signed a new 1-year lease agreement for office space, expiring November 2021.

11. Capital Management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern while providing a return to its stakeholders.

The capital structure of the Company is composed of long-term debt, and equity attributable to the Company's shareholders. The Company's primary uses of capital are to finance the development of its technology.

The Company's objectives in managing capital are:

-	To maintain sufficient working capital to meet current financial obligations and continue as a going concern;
-	To maintain investor and creditor confidence; and
-	To sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

12. Expenses by Nature

	June 30, 2020		June 30, 2019
	Product cost	Operating expenses	Product cost	Operating expenses
Advertising and promotion	$–	$109,469	$–	$234,231
Amortization	–	16,179	–	23,414
Commissions	11,547	–	41,782	–
Freight and shipping	–	96,549	–	167,817
Inventory	226,058	–	335,489	–
Office and general	–	197,459	–	355,268
Occupancy	–	116,799	–	121,611
Research and development	–	44,838	–	57,797
Salaries and benefits	–	339,851	–	523,729
Stock-based compensation	–	27,381	–	7,787
	$237,605	$948,525	$377,271	$1,491,654

F-10

13. Finance expense

	June 30, 2020	June 30, 2019
Interest on term loans	$130,797	$109,208
Term loan with warrants interest	125,872	107,920
SRED financing interest	164,328	–
Accretion of warrants	27,546	13,773
Other interest and charges	149,946	73,235
	$598,489	$304,136

14. Uncertainty Related to COVID-19

The World Health Organization has announced a global health pandemic due to the respiratory illness caused by the novel coronavirus ("COVID-19"). The impact of the outbreak has increased significantly in Canada and had a significant impact on the global economy. It has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, and social distancing, have caused material disruption to business globally resulting in an economic slowdown. As a result, several retailers have had to close, and implement appropriate safeguards before reopening.

COVID-19 negatively impacted the Company’s revenues during the six months ended June 30, 2020. Although the disruption from the virus is expected to be temporary, if the impacts of COVID-19 continue there could be an impact on the Company, its distributors and suppliers that could impact the timing and amounts realized on the Company's assets and future profitability. Given the dynamic nature of these circumstances and the duration of the business disruption, the related financial impact cannot be reasonably estimated at this time.

F-11

Ryse Inc. (formerly Axis Labs Inc.)

Consolidated Financial Statements

For the years ended December 31, 2018 and 2019

F-12

Independent Auditor's Report

To the Directors of Ryse Inc.

We have audited the accompanying consolidated financial statements of Ryse Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in deficiency, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company incurred a net loss of $1,917,007 during the year ended December 31, 2019 and, as of that date, the Company’s current liabilities exceeded its total assets by $3,267,274. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryse Inc. and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

/s/ BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Markham, Ontario

December 28, 2020

F-13

Ryse Inc.

Consolidated Statements of Financial Position

All figures in Canadian dollars

December 31	2019	2018

Assets

Current
Cash	$1,367	$77,648
Accounts receivable (Note 5)	94,494	153,618
Grants receivable (Note 6)	212,162	–
Inventory (Note 7)	959,155	1,069,408
Prepaid expenses	276,928	417,957
Investment tax credit receivable (Note 8)	304,474	180,342
	1,848,580	1,898,973

Property and equipment (Note 9)	113,051	147,711
Intangible assets (Note 10)	112,175	60,879

	$2,073,806	$2,107,563

Liabilities and Shareholders' Deficiency

Current
Accounts payable and accrued liabilities	$936,076	$731,192
Advances (Note 11)	550,560	1,252,190
Term loans (Note 14)	2,495,734	716,768
Fair-value of convertible notes (Note 12)	719,054	875,558
Warrant liability (Note 16)	309,027	731,905
Due to Shareholders (Note 13)	105,403	13,918
	5,115,854	4,321,531

Fair-value of convertible notes (Note 12)	653,690	2,491,978
Term loans (Note 14)	1,883,824	1,440,341

	7,653,368	8,253,850

Shareholders' deficiency
Share capital (Note 15)	3,624,852	1,310,434
Contributed surplus	79,786	26,439
Warrants (Note 16)	115,967	–
Deficit	(9,400,167)	(7,483,160)

	(5,579,562)	(6,146,287)

	$2,073,806	$2,107,563

(See accompanying notes to financial statements)

F-14

Ryse Inc.

Consolidated Statements of Comprehensive Loss

All figures in Canadian dollars

For the year ended December 31	2019	2018

Sales	$1,687,248	$2,264,407
Product costs (Note 22)	737,148	859,324

Gross margin	950,100	1,405,083

Expenses
Operating expenses (Note 22)	3,042,685	3,427,142

Loss from operations	(2,092,585)	(2,022,059)

Other income (expense)
Finance expense (Note 23)	(1,079,518)	(680,183)
Government grant income (Note 6)	212,162	14,250
Gain (loss) on convertible notes fair value adjustment (Note 12)	628,674	(1,193,804)
Gain (loss) on warrants fair value adjustment (Note 16)	422,878	(448,940)
Foreign exchange gain (loss)	(8,618)	(21,590)

	175,578	(2,330,267)

Loss and comprehensive loss for the year	$(1,917,007)	$(4,352,326)

(See accompanying notes to financial statements)

F-15

RYSE Inc.

Consolidated Statements of Change in Deficiency

All figures in Canadian dollars

	Class A common shares		Contributed		Total shareholders
	Number	Amount	Warrants	surplus	Deficit	deficiency
December 31, 2017	2,550,000	$450,100	$–	$5,131	$(3,130,834)	$(2,675,603)
Net and comprehensive loss	–	–	–	–	(4,352,326)	(4,352,326)
Conversion of convertible notes (Notes 12, 15)	342,750	860,334	–	–	–	860,334
Stock based compensation (Note 17)	–	–	–	21,308	–	21,308
December 31, 2018	2,892,750	$1,310,434	$–	$26,439	$(7,483,160)	$(6,146,287)

Net and comprehensive loss	–	–	–	–	(1,917,007)	(1,917,007)
Conversion of convertible notes (Notes 12, 15)	452,655	2,144,418	–	–	–	2,144,418
Warrants issued (Note 16)	–	–	115,967	–	–	115,967
Stock based compensation (Note 17)	–	–	–	53,347	–	53,347
Shares issued (Note 15)	34,855	170,000	–	–	–	170,000
December 31, 2019	3,380,260	$3,624,852	$115,967	$79,786	$(9,400,167)	$(5,579,562)

(See accompanying notes to financial statements)

F-16

Ryse Inc.

Consolidated Statements of Cash Flows

All figures in Canadian dollars

For the year ended December 31	2019	2018

Cash flows from operating activities
Net loss for the year	$(1,917,007)	$(4,352,326)
Adjustments for non-cash items
Amortization of property and equipment	34,660	43,027
Amortization of intangible assets	4,840	3,802
Stock-based compensation	53,347	21,308
Loss (gain) on convertible notes	(628,674)	1,193,804
Revaluation of warrants	(422,878)	448,940
Non-cash interest	390,001	204,623
Warrant expense	115,967	–
Changes in non-cash working capital balances
Accounts receivable	59,124	(102,882)
Grants receivable	(212,162)	–
Inventory	110,253	(1,037,862)
Prepaid expenses	141,029	(121,496)
Investment tax credit receivable	(124,132)	(18,902)
Accounts payable and accrued liabilities	204,884	460,863
Deferred revenue	–	(522,529)
	(2,190,748)	(3,779,630)

Cash flows from investing activities
Purchase of property and equipment	–	(24,197)
Purchase of intangible assets	(56,136)	(34,439)
	(56,136)	(58,636)

Cash flows from financing activities
Proceeds from convertible notes	928,300	932,500
Proceeds (repayment) from (to) shareholders	91,485	10,323
Issuance of Class A common shares	170,000	–
Advances received (repaid)	(701,630)	1,172,760
Proceeds from term loans	1,581,322	100,000
Repayment of term loans	(295,961)	(50,000)
Proceeds from term loans with warrants	–	1,632,096
Repayment of term loans with warrants	(152,913)	–
Proceeds from SRED financing	550,000	–
	2,170,603	3,797,679

Decrease in cash during the year	(76,281)	(40,587)
Cash, beginning of year	77,648	118,235

Cash, end of year	$1,367	$77,648

(See accompanying notes to financial statements)

F-17

NOTES TO FINANCIAL STATEMENTS

All figures in Canadian dollars

1.	Nature of Business

Axis Labs Inc. (the "Company") was incorporated on May 6, 2009 under the laws of the Canada Business Corporations Act (Ontario). The Company and its subsidiaries provides software and apps to help customers manage their home. The registered office of the Company is 451 Dundas Street West #167, Toronto, Ontario. The Company owns 100% of its two subsidiary companies, AXIS Labs USA Inc. and AXIS Intelligent Products (China WFOE).

AXIS Labs USA Inc. was incorporated on July 6, 2017 under the laws of the Delaware General Corporation Law Act. The registered office of the subsidiary is in the state of Delaware at 2035 Sunset Lake Road, Suite B-2, Newark, New Castle.

AXIS Intelligent Products (China WFOE) was incorporated on January 15, 2016 under the laws of the Canada Business Corporations Act.

2.	Basis of Presentation and going concern uncertainties

The Company reported a consolidated net loss of CDN$1,917,007 for the year ended December 31, 2019 (December 31, 2018 - CDN$4,352,326). As at December 31, 2019, the Company had a working capital deficiency of CDN$3,267,274 (December 31, 2018 - CDN$2,422,558) and a deficit of CDN$9,400,167 (December 31, 2019 - CDN$7,483,160).

Going concern uncertainties

The Company has experienced recurring losses and is dependent on its ability to raise additional funds to continue operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern and, hence, the appropriateness of the use of accounting principles applicable to a going concern. The Company is actively pursuing additional financing to further develop certain of the Company's scientific initiatives, but there is no assurance these initiatives will be successful, timely, or sufficient. Consequently, the Company's ability to continue as a going concern is dependent on its ability to secure additional financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards and Interpretations (collectively IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements were authorized for issue by representatives of the Company on December 28, 2020.

The financial statements are presented in Canadian dollars, which is the Company's functional currency.

F-18

3.	Critical accounting estimates and judgments

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amount of revenues and expenses during the reporting period. Management is required to apply judgment in useful lives of assets, valuation of equity transactions and, valuation of derivative financial instruments. By their nature, these estimates are subject to measurement uncertainty and are reviewed periodically and adjustments, if necessary, are made in the period in which they are identified. Actual results could differ from those estimates.

Useful lives of assets - Significant estimates are involved in the determination of the useful lives of property and equipment and intangible assets to determine their expected depreciation rats. (Notes 9, 10)

Determination of valuation of equity transactions - Significant estimates are involved in the determination of fair value of equity transactions such as equity settled transactions and warrant valuation. (Notes 12, 16)

Valuation of derivative financial instruments – The estimated fair values of financial liabilities are subject to measurement uncertainty due to their exposure to liquidity and market risks. The fair value of these derivatives are determined using valuation models which require assumptions concerning the amount and timing of future cash flows, and discount rates. Management’s assumptions rely on external observable market data including volatility, and interest rate yield curves. The resulting fair value estimates may not be indicative of the amounts realized or settled in current market transactions and, as such, are subject to measurement uncertainty. (Notes 12, 16)

4.	Summary of significant accounting policies

Basis of Measurement

These consolidated financial statements were prepared under the historical cost convention as modified by the measurement of certain financial instruments at fair value.

The preparation of the financial statements in accordance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies

Basis of Consolidation

These financial statements are prepared on a consolidated basis. All significant intercompany transactions and balances have been eliminated on consolidation.

F-19

Financial Instruments

On January 1, 2018, the Company adopted IFRS 9 Financial Instruments (“IFRS 9”). In July 2014, the International Accounting Standards Board issued the final publication of the IFRS 9 Standard, superseding IAS 39, Financial Instruments. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of the entity’s future cash flows. This new standard considers forward looking economic conditions, in addition to historical and current information, when estimating the lifetime expected credit losses on trade receivables, The new standard also includes a new general accounting standard which will align hedge accounting more closely with risk management. Under the transitional provision, management has retained prior figures as reported under the previous standards, recognizing the cumulative effect , if any, of applying IFRS 9 as an adjustment to opening retained earnings at the date of application. At adoption, the classification of loans and receivables no longer exists and all financial assets classified as such, including cash, trade receivables and other receivables have been classified as financial assets at amortized costs. Management has assessed the impact of adopting IFRS 9 to be immaterial.

(i) Recognition and Classification

Financial Assets

All financial assets are initially recognized at fair value, adjusted by, in the case of instruments not at fair value through profit or loss, directly attributable transaction costs. After initial recognition, financial assets are subsequently classified and measured at either fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI") or amortized cost based on the Company's assessment of the business model within which the financial asset is managed and the financial asset's contractual cash flow characteristics.

The Company had no financial assets measured at FVTPL or measured at FVTOCI as at December 31, 2018 and 2019.

Financial assets measured at amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less impairment. Cash and trade receivables are classified as measured at amortized cost. Cash consists of deposits in bank.

Financial Liabilities

The Company classifies its financial liabilities into one of the following two categories; measured at amortized cost and measured at fair value through profit and loss ("FVTPL"). The Company has not designated any financial liabilities as being measured at FVTPL.

Financial liabilities measured at amortized cost are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the balance sheet.

Accounts payable and accrued liabilities, due to shareholders and term loans are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

(ii) Derecognition

Financial assets are derecognized only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. The Company derecognizes financial liabilities when the Company's obligations are discharged, cancelled, or they expire.

F-20

(iii) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iv) Fair Value and Market Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction on the measurement date.

When available, the Company measures the fair value of an instrument using quoted market prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1), and the lowest priority to unobservable inputs (level 3).

The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly;

Level 3: Inputs that are not based on observable market data.

As at year-end, the Company does not have any financial instruments measured at fair value.

(v) Impairment of Financial Assets

At each reporting date, the Company assess whether there is objective evidence that financial assets not carried at FVTPL are impaired. A financial asset or a group of financial assets are impaired based upon the expected credit loss ("ECL") model as prescribed by IFRS 9, taking into consideration both historic and forward looking information.

Inventories

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale.

F-21

Property and Equipment

Property and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in profit or loss and is provided over the estimated useful life of the assets as follows:

Tooling	- 20% diminishing balance basis
Office equipment	- 20% diminishing balance basis
Computer equipment	- 55% diminishing balance basis

Depreciation methods, useful lives and residual values are reviewed annually and adjusted if necessary.

Intangible Assets

Intangible assets include expenditures on patents.

Intangible assets are recorded at cost less accumulated amortization. Directly attributable costs, that are capitalized as part of intangible assets include professional fees and costs paid to purchase the rights to patents. Amortization is recognized in profit or loss and is provided over the estimated useful life of the asset is as follows:

Patents - 20 years straight line

Amortization method and useful lives are reviewed at least annually and adjusted if appropriate.

Research and development costs are expensed as incurred, unless the following criteria are met: the intention and the technical feasibility of completing the intangible asset for use or sale; the ability to use or sell the intangible asset; probable future economic benefits; resources to complete the development; and the ability to measure the expenditure attributable to the intangible asset during development. As at December 31, 2018 and December 31, 2019, no development costs have been capitalized.

Income Taxes

Income tax expense represents the sum of current income taxes and deferred income taxes. Current and deferred taxes are recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. Under these circumstances, the taxes are recognized in other comprehensive loss or directly in equity.

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at tax rates which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

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Deferred income taxes

Deferred income taxes are provided using the asset and liability method applied to temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilized except:

- Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax assets and deferred income tax liabilities are offset if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Foreign Currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses which result from the settlement of such transactions and from the translation of year end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the consolidated statement of loss.

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Revenue Recognition

On January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). In May 2014, the International Accounting Standards Board issued IFRS 15 which superseded existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programs. IFRS 15 introduced a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. This standard requires revenue to be recognized in a method that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services.

The standard is effective for annual periods beginning on or after January 1, 2018 and the Company is required to retrospectively apply IFRS 15 to all contracts that were not complete on the date of initial application. The adoption of IFRS 15 had no impact on prior year balances.

Under IFRS 15, revenue is measured using a five-step recognition model which includes:

1) identifying the contract(s) with the customer; 2) identifying the separate performance obligations in the contract; 3) determining the transaction price;4) allocating the transaction price to separate performance obligations; and 5) recognizing revenue when (or as) each performance obligation is satisfied.

Step 1: Identifying the contract

Before recognizing revenue, the Company reviews customer transactions to ensure each party’s rights and payment terms are identified, there is commercial substance, and that it is probable that the Company will collect the consideration in exchange for the goods or services as stated in the contract.

Step 2: Identifying performance obligations

The Company's revenues are derived from the sale of product. The transaction between the Company and end-user includes quantities purchased, prices, and discounts if applicable. Revenue is recognized in line with the identified contractual terms and when collection of payment is reasonably assured in line with the agreed upon payment terms.

Step 3: Determining the transaction price

Transaction prices are typically the prices stated on the purchase orders or contracts, net of discounts. The Company reviews customer contracts for any variable consideration, existence of significant financing components and payables to customers, and adjusts transaction prices accordingly.

Step 4: Allocating the transaction price to performance obligations

The Company's customer online transactions contain a single performance obligation, and the allocation of the transaction price is based on the fixed price.

Step 5: Recognizing revenue upon satisfaction of performance obligations

The timing of revenue recognition is based on when a customer obtains control of the asset. Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The Company reviews customer transactions and the nature of the performance obligations to determine if a performance obligation is satisfied at a point in time, and recognizes revenue accordingly.

The Company develops a software product called AXIS Gear, a smart device to help automate shades in homes. Consumers can control their shades with a simple tab on the AXIS Gear item itself or with their phone; consumers have an option to download the app free of charge on Android or Apple phones. There is a one-year warranty on the item but no extended warranty or installation services provided by the Company. Hence, revenue is solely generated from the sale of product. Revenue from sales of the product is recognized at a point in time, when shipment occurs and risks and rewards of ownership have been transferred to the consumer. At this point in time, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, revenue can be reliably measured and its probable that the economic benefits will flow to the Company.

F-24

Leases

On January 1, 2019, the Company adopted IFRS 16 Leases (“IFRS 16”). IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lease accounting model, requiring lessees to recognize assets and liabilities for all major leases. The standard is effective for annual periods beginning on or after January 1, 2019 and the Company is required to apply IFRS 16 to all contracts that are not complete on the date of initial application. The Company applied the modified retrospective approach to remaining lease payments as at January 1, 2019, without restatement of comparative figures presented for 2018 as previously report under IAS 17. Upon the initial application as of January 1, 2019, no right-of-use assets or lease liabilities were recognized, with no net impact on retained earnings.

Under IFSR 16, all leases are accounted for by recognizing a right-of-use asset in property and equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Company’s incremental borrowing rate on commencement of the lease is used. The Company determines its incremental borrowing rate as the rate of interest it would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

•	amounts expected to be payable under any residual value guarantee;
•	the exercise price of any purchase option granted in favour of the Company if it is reasonably certain to exercise that option;
•	any penalties payable for terminating the leases, if the term of the lease has been estimated on the basis of the termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

•	lease payments made at or before commencement of the lease;
•	initial direct costs incurred; and
•	the amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement, lease liabilities increase as a result of interest at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset, whichever is shorter.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use assets, with the revised carrying amount being amortized over the remaining lease term.

For contracts that both convey a right to the Company to use an identified asset and require services to be provided to the Company by the lessor, the Company has elected to account for the entire contract as a lease. That is, it does not allocate any amount of the contractual payment to, and account separately for, any services provided by the supplier as part of the contract.

Stock-based compensation

The Company may grant stock options to buy Class A common shares of the Company to directors, officers, employees or consultants. The Company records stock-based compensation related to stock options granted using the fair-value based method which is estimated using the Black-Scholes option pricing model.

Estimating fair value for share-based compensation requires management to estimate the most appropriate imputes to the Black-Scholes option pricing model including the expected life of the option, volatility and dividend yield. Actual results could differ from these estimates.

F-25

The fair value of stock options is measured at the grant date, and is recognized, together with a corresponding increase in contributed surplus in shareholders' deficiency, over the period during which the performance or service conditions are fulfilled. The cumulative expense recognized for stock options at each reporting date until the vesting date reflects the extent to which this vesting period has expired and is the Company's best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a year represents the difference in recognized cumulative expense between the beginning and the end of the year and is recognized in the consolidated statements of loss and comprehensive loss.

When stock options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to share capital. The amount of cash, if any, received from participants is also credited to share capital.

Research and development and government assistance

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believe a development projects meeting generally accepted criteria for deferral and amortization in accordance with International Accounting Standard 38 – Intangible Assets. No development costs have been deferred as at December 31, 2019 and 2108.

Reimbursement of eligible costs pursuant to government assistance programs are recorded as government grant income when the related costs are incurred. Claims not settled by the reporting date are recorded as grants receivable on the statement of financial position when there is reasonable assurance of recovery. Funding amounts received in advance of expenses incurred are deferred and are recorded as deferred revenue on the statement of financial position.

5.	Accounts receivables

	2019	2018
Accounts receivable	$94,494	$153,618
Less: Provision for expected credit losses	–	–
	$94,494	$153,618

The provision for expected credit losses was determined based on historical loss rates and payment behaviour from customers by major staging category, updated for estimates of forward-looking factors that may differ from past experience such as credit quality and industry factors. These updated loss rates were applied to staging categories to determine the expected credit losses on accounts receivable and contract assets using the simplified approach.

6.	Government Grants

In 2019, the Company earned $212,162 (2018 - $nil) in funding from Sustainable Development Technology Canada ("SDTC"). The funding is provided to the Company to cover 40.15% of expenses on a specified project including: labour, travel, equipment, sub-contractors and consultants, and other miscellaneous costs. The amount incurred in the current year of $212,162 (2018 - $14,250), has been reported under other income.

7.	Inventory

	2019	2018	2017

Finished goods	$959,155	$1,069,408	$31,546

Inventories of $709,294 (2018 - $835,754) are recognized as an expense included in cost of sales. $16,021 (2018 - $23,570) amount of inventory that was written down to its net realizable value in the current or prior year. As part of certain agreements included in advances, inventory is pledged as security.

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8.	Investment tax credit receivable

The Company claims Scientific Research and Development (SR&ED) and related investment tax credits for income tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA"). Included in investment tax credit receivable are amounts for SR&ED credits which are currently under review or are expected to come under review by the taxation authorities:

	2019	2018
Balance, opening	$180,342	$161,440
Additions	304,474	180,342
Recovered	(180,342)	(161,440)
Balance, ending	$304,474	$180,342

9.	Property and equipment

	Tooling	Office equipment	Computer equipment	Total
Cost:
December 31, 2017	$155,906	$12,520	$29,912	$198,338
Additions	–	13,715	10,482	24,197
December 31, 2018	155,906	26,235	40,394	222,535
Additions	–	–	–	–
December 31, 2019	$155,906	$26,235	$40,394	$222,535
Accumulated amortization:
December 31, 2017	$15,591	$1,908	$14,298	$31,797
Depreciation	28,063	3,494	11,470	43,027
December 31, 2018	43,654	5,402	25,768	74,824
Depreciation	22,450	4,166	8,044	34,660
December 31, 2019	$66,104	$9,568	$33,812	$109,484
Net carrying amounts:
December 31, 2017	$140,315	$10,612	$15,614	$166,541
December 31, 2018	$112,252	$20,833	$14,626	$147,711
December 31, 2019	$89,802	$16,667	$6,582	$113,051

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10.	Intangible assets

Trademarks and patents
Cost:
December 31, 2017	$48,110
Additions	34,439
December 31, 2018	82,549
Additions	56,136
December 31, 2019	$138,685
Accumulated amortization:
December 31, 2017	$17,868
Amortization	3,802
December 31, 2018	21,670
Amortization	4,840
December 31, 2019	$26,510
Net carrying amounts:
December 31, 2017	$30,242
December 31, 2018	$60,879
December 31, 2019	$112,175

The Company has capitalized the costs related to the design, development, filing and registration of the patents. These patents have a useful life of 20 years and have been amortized on a straight-line basis.

11.	Advances

	2019	2018
Advance [a]	$244,798	$339,677
Advance [b]	5,851	–
Advance [c]	–	63,064
Advance [d]	152,445	184,879
Advance [e]	18,543	135,835
Advance [f]	63,738	–
Advance [g]	65,186	–
Advance [h]	–	528,735
	$550,561	$1,252,190

[a] Advance

On December 12, 2018, the Company entered into a financing agreement to be repaid based on cash receipts from customers. The Company received $257,360 USD for the obligation to pay $270,026 USD of future cash receipts of the Company.

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[b] Advance

On July 22, 2019, the Company entered into an agreement and received $20,000 USD from a payment processing company. In return the payment processing company will withhold 20% of all transaction until $21,395 USD is repaid to them.

[c] Advance

On July 28, 2017, the Company entered into an agreement and received $60,000 repaid in full in 2018 through daily payments of $360.

[d] Advance

On November 3, 2017, the Company entered into an agreement with a financing company and received $49,097 repaid in full in 2018 through daily payments of $306. On November 1, 2018, the Company entered into another agreement with the financing company and received $212,500 repaid in full in 2019 through daily payments of $1,035. On September 5, 2019, the Company entered into a third agreement with the Company and received $210,500 to repaid through daily payments of $1,025.

[e] Advance

On December 13, 2018, the Company entered into an agreement and received $100,000 USD from an entity affiliated with a channel partner. Repayment of the amount advanced plus $13,000USD was made by transferring 17% of payments from the channel partner to the affiliated entity. The amount was fully repaid in 2019. On August 6, 2019, the Company entered into another agreement with the entity and received $34,000 USD with similar repayment terms.

[f] Advance

On September 5, 2019, the Company entered into an agreement with a financing company and received $70,000. In return the Company will repay $98,000 in daily payments of $965. In addition, in November and December, the Company received additional advances of $22,295 and $29,400 requiring an additional $31,213 and $41,160 respectively to be repaid.

[g] Advance

In 2019, the Company entered into an agreement and received $90,000 USD from a channel partner. In return the channel partner will withhold 25% of all transactions until the principal is repaid charging interest of $525 USD per week.

[h] Advance

In 2018, the Company entered into an agreement with a financing company and received $528,735 of financing for inventory purchases. The balance, including $84,846 of interest and fees, was repaid during 2019.

All interest and fees associated with the above advances has been recorded through other interest and charges.

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12.	Convertible Notes Payable

The Company has previously issued convertible debentures with stated interest rates ranging from 0% to 14%. The convertible notes include a conversion feature that allows for conversion under one of the following two conditions:

(a)	the convertible debentures convert automatically upon a qualified equity financing greater than $2,000,000 at a discount of 20% from the transaction price:

(b)	at maturity, the holder of the convertible debenture has the option to convert at a rate based on a specific US$ valuation of the Company or be repaid.

Since the conversion feature can vary with the market value of the Company’s common shares and currency exchange rates, this violates the fixed-for-fixed criterion for equity classification and the conversion feature is considered an embedded derivative. The Company has elected to account for the convertible debt using the fair value option under IAS 39. Under this option, the Company will fair value the host loan as well as the embedded derivative each period with changes in fair value recognized through profit and loss. At the inception of the Debentures, the fair value of the instruments was determined to be their face amount.

At December 31, 2017, the Company had convertible debentures outstanding with a principal balance of $2,193,125 and accrued interest of $103,757. The fair value of the instruments was determined to be $2,101,566. During the year ended December 31, 2018, additional convertible debentures were issued with a principal amount of $928,300. Also, convertible debentures with a fair value of $860,334 were converted during the year. The fair value of the instruments outstanding at December 31, 2018 was determined to be $3,367,536.

During the year ended December 31, 2019, convertible debentures with a fair value of $2,144,418 were converted and convertible debentures with a total principle of $150,000 matured and were converted into term loans. The fair value of the instruments outstanding at December 31, 2019 was determined to be $1,372,744.

The balance of convertible debentures at December 31, 2017 and 2018 included a debenture with a principal balance of $150,000 that was issued to a relative of the CEO. This debenture was converted to a term loan in 2019.

Fair value
December 31, 2017	$2,101,566
Issued	932,500
Conversion to Class A common shares	(860,334)
Fair value adjustment	1,193,804
December 31, 2018	3,367,536
Issued	928,300
Converted to term loans	(150,000)
Conversion to Class A common shares	(2,144,418)
Fair value adjustment	(628,674)
December 31, 2019	$1,372,744
Short-term portion	$719,054
Long-term portion	$653,690

The principal owing at December 31, 2019 was $1,048,300 (2018 - $2,170,500).

F-30

The following assumptions were used to calculate the fair values at:

	2019	2018
Expected dividends	–%	–%
Weighted average time to maturity in years	1.17	1.44
Weighted average expected volatility	39%	41%
Weighted average risk-free rate	1.74%	1.80%
Share price	$3.84	$5.65
Weighted average exercise price	$3.64	$4.40

13.	Due to Shareholders

The balances due to shareholders are unsecured, non-interest bearing, with no specific terms of repayment.

14.	Term Debt

	2019	2018

Term loans	$2,106,435	$631,829
Term loans issued with warrants	1,714,898	1,525,280
SRED financing	558,225	–
	4,379,558	2,157,109
Less: Current portion	2,495,734	716,768

	$1,883,824	$1,440,341

Term loans

During 2017, the Company borrowed $550,000 repayable on maturity dates ranging from December 1, 2018 to August 1, 2020 with accrued interest calculated monthly at rates ranging from 10%-20% per annum.

During 2018, the Company borrowed $100,000 repayable on maturity dates ranging from October 17, 2018 to March 7, 2020 with accrued interest calculated monthly at rates ranging from 7%-20% per annum. Additionally $50,000 of principal was repaid.

During 2019, the Company borrowed $1,020,000 and $300,000 USD repayable on maturity dates ranging from March 3, 2019 to December 3, 2020 with accrued interest calculated monthly at rates ranging from 5%-20% per annum. Further $150,000 of convertible notes was converted into a term loan on maturity (Note 12). Additionally $295,961 of principal was repaid.

At December 31, 2019, $270,000 (December 31, 2018 - $157,500) of term loans were owed to a relative of the CEO.

F-31

Term loans issued with warrants

On May 2, 2018, the Company borrowed $1,119,750 and $400,000 USD repayable on April 30, 2021 from various lenders. Interest is calculated and payable monthly at a rate of 1.416667% per month. As part of the issuance of the term loans, the lenders received warrants (Note 16).

Under IAS 32 Financial Instruments: Presentation the proceeds of the term loans were allocated between the term loan principle, and the warrants, based on the relative fair values of the two instruments. This resulted in $1,349,131 being allocated to term loans and $282,965 being allocated to warrants. The warrants are classified as a liability in accordance with IAS 32 Financial Instruments: Presentation since the amount of shares to be received upon exercise is not a fixed amount. These warrants are subsequently remeasured at their fair value each reporting period.

The loans are secured by a general security agreement over the assets of the Company and personal security from a shareholder for 30% of the principal amount.

SRED financing

On November 6, 2019 and December 6, 2019, the Company borrowed $350,000 and $200,000 respectively repayable on or before the earlier of three business days after receipt of the Scientific Research and Experimental Development Tax claim filed for December 31, 2019 (the "2019 SRED") claim or November 6, 2020. Interest compounds monthly at an annual rate of 32.15%.

This facility is secured by a general security agreement over the assets of the Company, the 2019 SRED claim, and proceeds from Sustainable Development Technology Canada claims.

Principal repayments on term debt over the next two years are as follows:

2020	$2,495,734
2021	1,883,824

$4,379,558

15.	Share Capital

Authorized
Unlimited	Class A Common shares
Unlimited	Class B Special shares, non-voting, non-participating

Issued	Class A Common shares	2019	2018
3,380,260	(2018 - 2,892,750)	$3,624,854	$1,310,434

During the year the year ended December 31, 2018, the Company issued 342,750 Class A common shares on conversion of convertible notes with a fair value of $860,344 (Note 12).

F-32

During the year the year ended December 31, 2019, the Company issued 452,655 Class A common shares on conversion of convertible notes with a fair value of $2,144,418 (Note 12).

During the year the year ended December 31, 2019, 34,855 Class A common shares were issued for proceeds of $170,000.

16.	Warrants

[a] May 2, 2018

On May 2, 2018, the Company issued warrants as part of the term loan facility 2 and are classified as a liability. The warrants have an exercise price of the lesser of $3.69 and the most recent cash issue price paid in a qualifying financing to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance.

The following assumptions were used to calculate the fair values at:

	2019	2018
Expected dividends	– %	– %
Time to expiry in years	3.33	4.33
Expected volatility	40%	42%
Risk-free rate	1.63%	1.88%
Share price	$3.84	$5.65
Exercise price	$3.69	$3.69

[b] April 1, 2019

On April 1, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 – Share-based payment (IFRS 2) as the value of the services could not be estimated reliably. The warrants have an exercise price of $4.91 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[c] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 2. The warrants have an exercise price of $5.33 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[d] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 2. The warrants have an exercise price of $3.18 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[e] December 7, 2019

On December 7, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $5.65 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

F-33

[f] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The warrants have an exercise price of $3.64 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

	Number of warrants	Warrant liability amount	Warrant equity amount
December 31, 2017	–	$–	$–
Issued - May 2, 2018 [a]	254,681	282,965	–
Fair value revaluation	–	448,940	–
December 31, 2018	254,681	731,905	–
Issued - April 1, 2019 [b]	10,000	–	35,804
Issued - December 7, 2019 [c]	4,690	–	9,004
Issued - December 7, 2019 [d]	15,730	–	37,287
Issued - December 7, 2019 [e]	11,502	–	21,479
Issued - December 7, 2019 [f]	5,494	–	12,393
Fair value revaluation	–	(422,878)	–
December 31, 2019	302,097	$309,027	$115,967

	Number of warrants	Number of Class A common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	254,681	254,681	$3.69	May 2, 2023
April 1, 2019 [b]	10,000	10,000	4.91	April 1, 2029
December 7, 2019 [c]	4,690	4,690	5.33	December 31, 2029
December 7, 2019 [d]	15,730	15,730	3.18	December 31, 2029
December 7, 2019 [e]	11,502	11,502	5.65	December 31, 2029
December 7, 2019 [f]	5,494	5,494	$3.64	December 31, 2029
	302,097	302,097

The weighted average exercises price for the total outstanding warrants at December 31, 2019 was $3.80 (2018 - $3.69).

17.	Stock-based compensation

The Company may grant stock options to the Board, certain employees and consultants that allow each participant to purchase Class B common shares of the Company. The exercise price of each stock option is equal to the fair value of the underlying Class B common share when the stock option was granted.

Stock options vest quarterly over terms ranging from 2 to 4 years. Stock options have a 10 year term.

F-34

A summary of stock option activity under the plan is as follows:

	Number of stock options	Weighted average exercise price
December 31, 2017	411,767	$1.00
Granted	1,838	1.00
December 31, 2018	413,605	1.00
Granted	27,571	1.00
December 31, 2019	441,176	$1.00
Options exercisable - December 31, 2019	411,903	$1.00

The Company uses the fair value method for recording compensation expense related to stock-based instruments awarded to employees, consultants, officers and the Board in accordance with IFRS 2 Share-based Payment ("IFRS 2"). For the purpose of expensing stock options each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest.

For options granted in the year, the fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model as set out below.

	Options granted during 2019	Options granted during 2018
Risk-free interest rate	1.00%	1.00%
Estimated volatility	40%	40%
Dividend yield	–	–
Expected life (in years)	10.00	10.00
Weighted average share price at grant date	$3.84	$5.66
Weighted average fair value	$3.07	$4.83

18.	Capital Management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern while providing a return to its stakeholders. The capital structure of the Company is composed of long-term debt, and equity attributable to the Company's shareholders. The Company's primary uses of capital are to finance the development of its technology. The Company's objectives in managing capital are: To maintain sufficient working capital to meet current financial obligations and continue as a going concern; To maintain investor and creditor confidence; and To sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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19.	Financial Instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair value. The three levels of the fair value hierarchy are:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities:

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, advances, and, due from related party, accounts payable approximate their fair values due to the relatively short-term maturities of these financial instruments.

The fair value of long-term debt is equivalent to its carrying value because the variable interest rate is comparable to the market rate.

	Fair value hierarchy level	2019	2018
Cash	Level 1	$1,367	$77,648
Accounts receivable	Level 2	94,494	153,618
		$95,861	$231,266
Accounts payable and accrued liabilities	Level 2	$936,076	$731,192
Advances	Level 2	550,560	1,252,190
Fair-value of convertible notes	Level 3	1,372,744	3,367,536
Warrant liability	Level 3	309,027	731,905
Due to shareholders	Level 2	105,403	13,918
Term loans	Level 3	4,379,558	2,157,109
		$7,653,368	$8,253,850

The Company is exposed to the following risks by virtue of its activities: Credit Risk - Cash is invested with one major bank in Canada. Management believes that the financial institution that holds the Company's cash is financially sound and, accordingly, minimal credit risk exists with respect to this asset. The accounts receivable balance is mainly due from one large retailer which has been assessed for expected credit losses and no significant allowance has been determined. The maximum credit risk is the sum of its cash, accounts receivable, and due from related parties balances. None of the Company's financial assets are secured by collateral or other credit enhancements. The Company determined that there were no financial assets that were impaired. Approximately 99% of the Company's total sales were attributable to one customer.

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Interest Rate Risk - Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in the market interest rates. The Company is exposed to interest rate risk on its long-term debt, which bears interest at a variable rate plus 4.50% per year. The Company has performed a sensitivity analysis on its interest rate risk. The effect of a 1% decrease (increase) in the average interest rate paid during the year would have resulted in an increase (decrease) of approximately $2,500 to net loss for 2019, all other variables held constant. Liquidity Risk - Liquidity risk arises from the Company will encounter difficulties in meeting its obligations associated with its financial liabilities. The Company is exposed to this risk mainly with respect to its accounts payable and accrued liabilities, long-term debt and due to related party balances. The Company manages its liquidity risk by monitoring its operating requirements (Note 2).

	Carrying amount	Contractual cash flow	1 Year	2-3 years
2019
Accounts payable and accrued liabilities	$936,076	$936,076	$936,076	$–
Advances	550,560	550,560	550,560	–
Convertible notes	1,372,744	1,048,300	405,000	643,300
Due to shareholders	105,403	105,403	105,403	–
Term loans	4,379,558	4,379,558	2,495,734	1,883,824
	$7,344,341	$7,019,897	$4,492,773	$2,527,124
2018
Accounts payable and accrued liabilities	$731,192	$731,192	$731,192	$–
Advances	1,252,190	1,252,190	1,252,190	–
Convertible notes	3,367,536	2,170,500	670,850	1,499,650
Due to shareholders	13,918	13,918	13,918	–
Term loans	2,157,109	2,157,109	716,768	1,440,341
	$7,521,945	$6,324,909	$3,384,918	$2,939,991

20.	Compensation of key management and related party transactions

Key management includes the Company's Board and key officers. Compensation awarded to key management included:

	2019	2018
Salaries and benefits	$340,000	$420,000
Stock-based compensation	1,098	10,524
	$341,098	$430,524

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21.	Income Taxes

The company's effective income tax rate is made up as follows:

	2019	2018

Net loss before income tax	$(1,917,007)	$(4,352,326)
Statutory tax rate	26.5%	26.5%

Change in deferred tax assets not recognized	(508,007)	(1,153,366)
Non-deductible expenses and permanent differences	(71,851)	518,971
Change in deferred tax assets not recognized	519,707	682,052
Other	60,150)	(47,657)
	$–	$–

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets at December 31, 2019 and 2018 are as follows:

	2019	2018

Non-capital loss	$1,750,899	$1,385,123

SRED Pools	260,567	165,894
Property and equipment	18,999	9,778
Share issuance costs	76,104	26,067

	$2,106,569	$1,586,862

As at December 31, 2019, the Company has non-capital losses carried forward of $6,607,167 available to reduce future years taxable income. The losses expire in 2033 - 2039.

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22.	Expenses by nature

	December 31, 2019		December 31, 2018
	Product costs	Operating expenses	Product costs	Operating expenses
Advertising and promotion	$–	$456,086	$–	$1,228,531
Amortization (Note 9, 10)	–	39,501	–	46,829
Commissions	96,679	–	–	–
Freight and shipping	–	320,420	–	265,161
Inventory (Note 7)	624,448	–	835,754	–
Inventory write off (Note 7)	16,021	–	23,570	–
Office and general	–	810,412	–	700,152
Occupancy	–	245,832	–	219,674
Research and development	–	174,885	–	144,692
Salaries and benefits	–	942,202	–	800,795
Stock-based compensation (Note 17)	–	53,347	–	21,308

	$737,148	$3,042,685	$859,324	$3,427,142

23.	Finance expense

	2019	2018
Interest on term loans (Note 14)	$312,497	$124,568
Term loan with warrants interest (Note 14)	257,994	184,971
SRED financing interest (Note 14)	8,225	–
Accretion of warrants (Note 14, 16)	57,145	55,093
Other interest and charges	443,657	315,551
	$1,079,518	$680,183

24.	Subsequent Event

COVID-19

Subsequent to year end, the World Health Organization announced a global health pandemic due to the respiratory illness caused by the novel coronavirus ("COVID-19"). The impact of the recent outbreak has increased significantly in Canada and had a significant impact on the global economy. It has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, and social distancing, have caused material disruption to business globally resulting in an economic slowdown. As a result, several retailers have had to close, and implement appropriate safeguards before reopening.

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The Company has experienced a decline in revenue since the onset of the pandemic. Although the disruption from the virus is expected to be temporary, if the impacts of COVID-19 continue there could be an impact on the Company and its major customers, and suppliers that could impact the timing and amounts realized on the Company's assets and future profitability. Given the dynamic nature of these circumstances and the duration of the business disruption, the related financial impact cannot be reasonably estimated at this time.

SRED financing

On January 28, 2020, as part of the term debt SRED financing the Company borrowed an additional $525,000 repayable on or before the earlier of three business days after receipt of the 2019 SRED claim or November 6, 2020. Interest compounds month at an annual rate of 32.15%.

On March 10, 2020, as part of the term debt SRED financing the Company borrowed an additional $200,000 repayable on or before the earlier of three business days after receipt of the 2019 SRED claim or November 6, 2020. Interest compounds month at an annual rate of 32.15%.

On April 14, 2020, as part of the term debt SRED financing the Company borrowed an additional $82,500 repayable on or before the earlier of three business days after receipt of the 2019 SRED claim or November 6, 2020. Interest compounds month at an annual rate of 32.15%.

Other financing

On April 23, 2020, the Company received $40,000 from its Canada Emergency Business Account ("CEBA"). The CEBA is a revolver until December 31, 2020 at which point any outstanding balance becomes a term loan. If the $30,000 is repaid by December 31, 2022 then $10,000 of the loan will be forgiven.

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